UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934

For the month of July 2010

Commission file number: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

INFORMATION STATEMENT

The Merger

On July 16, 2010, VocalTec Communications Ltd., a company organized under the laws of the State of Israel (“VocalTec”), VocalTec Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of VocalTec (“Merger Sub”), and YMax Corporation, a Delaware corporation (“YMax”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).   Under the terms of the Merger Agreement, Merger Sub merged with and into YMax, with YMax continuing as the surviving entity as a wholly-owned subsidiary of VocalTec (the “Merger”).  Following the Merger, VocalTec will continue the pre-closing operations of VocalTec and YMax.

The shareholders of YMax received ordinary shares of VocalTec in consideration for the Merger.  The Merger Agreement provided that each share of YMax outstanding immediately prior to the consummation of the Merger, or the “Effective Time” (as such term is defined in the Merger Agreement),  was cancelled and the holder thereof was issued 0.10 ordinary shares of VocalTec (the “Merger Consideration”).  VocalTec has issued approximately 10,562,895 ordinary shares as Merger Consideration.

VocalTec’s ordinary shares outstanding at the Effective Time remain outstanding and those ordinary shares are unaffected by the Merger.  VocalTec’s ordinary shares will trade on the Nasdaq Global Market under VocalTec’s name with the symbol “CALL” following the Merger.

The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about VocalTec or YMax.   The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and as of specified dates, will be solely for the benefit of the parties to the Merger Agreement, and will be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may be made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of VocalTec or YMax or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the VocalTec’s subsequent public disclosures.

Forward-Looking Statements

This Information Statement contains forward-looking statements that involve substantial risks and uncertainties.  All statements, other than statements of historical facts, contained in this Information Statement, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes to our business resulting from increased competition;

•	any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger;

•	unexpected costs, charges or expenses resulting from the Merger;

•	the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies;

•	our ability to develop, introduce and market innovative products, services and applications;

•	our customer turnover rate and our customer acceptance rate;

•	changes in general economic, business, political and regulatory conditions;

•	availability and costs associated with operating our network;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies;

•	the degree of legal protection afforded to our products;

•	changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and

•	the various other factors discussed in the “Risk Factors” section of this Information Statement.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.   Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make.  We have included important factors in the cautionary statements included in this Information Statement, particularly in the “Risk Factors” section of this Information Statement, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.  Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Information Statement and the documents that we have filed as exhibits to this Form 6-K with the understanding that our actual future results may be materially different from what we expect.  We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Combined Company

VocalTec, a pioneer voice-over-IP (“VoIP”) technology since 1994, is a provider of carrier-class VoIP and convergence solutions for fixed and wireless communication service providers.  It provides trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (“NGNs”), as well as VoIP and IN solutions targeted specifically at mobile service providers.  VocalTec develops, markets and supports advanced telecom solutions that enable the deployment and smooth migration of telephony networks from legacy networks to next generation, packet-based networks and the implementation of greenfield next generation telecom networks.  Designed for carriers, VocalTec’s standards-based solutions handle call control, media relay, signaling and security within state-of-the-art NGN and mobile networks.  Its SIP-based solutions support a variety of other protocols, including Megaco/H.248, MGCP, H.323, SIGTRAN M3UA/IUA, SS7, MAP, INAP and CAMEL and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

YMax has built an Internet technology, sales and communication platform through which it provides proprietary products and services to customers worldwide.  Its innovative product offerings include its first product, the magicJack®, a proprietary device enabling “voice over broadband” telephone services, as well as other patent pending and proprietary technologies designed to further enhance user mobility, connectivity and experience.  YMax has built one of the largest telecommunications networks based on the number of states in which it operates within the United States.  The portable magicJack® and associated communications software allows users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet and allows customers to make free calls back to the United States from anywhere legally permitted in the world.

In addition to supporting the magicJack®, YMax’s technology platform provides opportunities for future business expansion as well as enhancements to existing products and services.  YMax offers other valuable services including a standalone softphone that allows users to make and receive free telephone calls ,using a headset or the computer’s microphone and speakers, or the magicJack®, and will be easily downloaded onto a home or small business computer anywhere legally available in the world. The users call logs and contacts are kept on our network so they will not be lost and can be downloaded onto any of the users computers or applications on their softphones in the future.

The combined companies expect to achieve operational and customer synergies through the use of both VocalTec’s and YMax’s patent portfolios.   VocalTec’s significant VoIP experience will augment YMax’s products and services, and VocalTec and YMax believe that the combination will increase customer capabilities, expand and enhance strategic opportunities and provide additional financial strength and flexibility.

Overview of the Business of the Company

For purposes of this section, a separate discussion of the business of each of VocalTec and YMax, as such business existed prior to the Merger, is presented.

VocalTec

VocalTec was organized under the laws of the State of Israel in 1989 and is subject to the Israeli Companies Law (the “Companies Law”).   In November 2005, VocalTec consummated a business combination with Tdsoft Ltd. (“Tdsoft”) and the shareholders of Tdsoft, pursuant to which VocalTec acquired all of the issued and outstanding share capital of Tdsoft.   Following consummation of the transaction, Tdsoft became a wholly owned subsidiary of VocalTec.  Tdsoft was organized under the laws of the State of Israel in April 1994.   VocalTec’s principal executive offices are located at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel 42504l, and the telephone number at that location is +972-9-970-3888.  Our website is http://www.vocaltec.com.

VocalTec is a provider of carrier-class voice-over-IP and Convergence solutions for fixed and wireless communication service providers. VocalTec provides trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (“NGNs”), as well as VoIP and IN solutions targeted specifically at mobile service providers. VocalTec develops, markets and supports advanced telecom solutions that enable the deployment and smooth migration of telephony networks from legacy networks to next generation, packet-based networks and the implementation of greenfield next generation telecom networks. Designed for carriers, VocalTec’s standards-based solutions handle call control, media relay, signaling and security within state-of-the-art NGN and mobile networks. VocalTec’s SIP-based solutions support a variety of other protocols, including Megaco/H.248, MGCP, H.323, SIGTRAN M3UA/IUA, SS7, MAP, INAP and CAMEL and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

Products

The Essentra product line was designed to replace legacy products and simplify the deployment of NGN networks and the migration of networks to new, SIP-based networks.  Following completion of the business combination with Tdsoft in November 2005,VocalTec focused on completing the integration of the companies’ operations, including product development, marketing, sales, customer support, finance and administration. After careful analysis of the companies’ core strengths, VocalTec decided to focus on providing VoIP solutions for carriers, by leveraging the VocalTec brand and the combined capabilities of both VocalTec and Tdsoft under the Essentra brand and product line. In addition, VocalTec management identified carriers in several geographic areas, including Russia, the Commonwealth of Independent States (“CIS”), Africa, Latin America and South East Asia, as VocalTec’s targeted growth markets.

Using Essentra products, a variety of network solutions may be offered, to original equipment manufacturers, or OEMs, resellers, existing carriers and emerging operators, such as Voice Over BroadBand/Class 5 Replacement, SOHO, SME and Corporate Hosted Services, VoIP based wholesale carriers and international long distance carriers, national long distance, international gateway, voice over WiMAX and mobile solutions for business travelers and oversees workers.

The Essentra product family includes several major elements required when implementing VoIP networks:

1.	Essentra VOIP

•
Essentra CX Media Gateway Controller.  Essentra CX enables providers of National and International Long Distance services as well as VoIP providers to build and/or migrate their infrastructure to packet-based VoIP networks, with seamless connectivity to PSTN/SS7 services. This is a scalable, carrier-grade SIP-based media gateway controller.

•
Essentra EX Peering Manager.  Essentra EX facilitates peering between SIP and/or H.323 networks. It addresses carriers’ requirements in the areas of protocol interworking, security and intelligent voice routing.

•
Essentra BAX Application Server.  Essentra BAX enables the delivery of residential and hosted enterprise VoIP services over a wide variety of broadband access infrastructures. With a cost effective entry point and the capability of scaling up to large numbers of subscribers over time, it allows service providers to take advantage of evolving IP opportunities.

•	Essentra OSS Operation Support Server. a centralized, web-based management system, enabling remote management, service configuration, monitoring and provisioning of Essentra elements.

2.	Essentra Convergence

•
Convergence Platform. The Smart Convergence Platform integrates SIP-based telephony (VoIP) into the mobile core network. It offers end-users one identity, from one telephone number, across many devices. The platform enables operators to converge networks such as mobile, fixed and IP Multi-Media Systems (IMS). The Smart Convergence Platform delivers a seamless end-user experience between fixed and mobile networks. The Convergence Platform serves as the underlying infrastructure for various applications and services including such services as Plug N’ Talk, VCCPlus, and PC Client.

3.	Essentra IN

•
Essentra IN. Essentra IN encompasses a variety of Intelligent Network (IN) services offered by VocalTec. These are enabled via the deployment of the solution as a Service Control Point (SCP), an advanced IN solution providing both traditional IN as well as Next Generation services. It enables handling many session types and events including voice, SMS and other value-added services.

•
Multiline.  The Multiline service provides mobile users with multiple lines operating simultaneously on a single mobile handset via a regular SIM card. Subscribers can own multiple identities for both incoming and outgoing calls on a single device instead of carrying around two or more handsets. The implementation for business travelers includes the provision of a virtual-visiting-country-number enabled on the home-country device; in this manner the business traveler benefits from multiple lines on his single device.

Sales and Marketing

VocalTec markets and distributes the Essentra products both directly and via multiple distribution channels, and its main target customers for such products include fixed-line national and international long distance carriers, competitive local exchange carriers (CLEC), VoBB providers, incumbent local exchange carriers (ILEC), alternative VoIP telephony carriers (such as Vonage) and Internet Telephony Service Providers (ITSPs). Lately, VocalTec also added the mobile operators to its target customers for the Essentra products by offering a new set of solutions for mobile operators. VocalTec targets both carriers with an existing infrastructure as well as those Greenfield carriers building new VoIP networks.

Upon the completion of the business combination with Tdsoft, VocalTec’s sales and marketing efforts have been increased in order to enhance and leverage the VocalTec brand, and to penetrate specific geographic areas in which VocalTec believe the Essentra products can be successfully sold. Such areas included primarily Russia, Commonwealth of Independent States (CIS), Africa, Latin America and South East Asia. As part of these efforts, VocalTec reached agreements with a large number of local agents and distributors/systems integrators that assist VocalTec in the marketing of the Essentra products. These efforts resulted in new customer acquisitions and serve as a platform for further sales into each such target market.

In addition, VocalTec is continuously making efforts to establish relationships with channel partners, including resellers and other vendors, in order to leverage their market presence and increase our market reach and sales of Essentra products.

The sales cycles for Essentra solutions are typically long as is common to the telecommunications market and the nature of VocalTec’s Essentra products and solutions.   Once purchased by our end user customers, our solutions require installation in the network.  After installation, the system usually enters into a service period of twelve to eighteen months.  VocalTec offers three primary maintenance and service agreements, which are renewed on an annual basis.  The standard service is a 9X5 support service (i.e. during regular business hours), including fixing of errors and faulty hardware replacement. The premium service includes a 24X7 support service and versions updates, while the premium plus service also includes restricted eligibility to new product versions released.

YMax

YMax was organized under the laws of the State of Delaware in 2005.  YMax has built an Internet technology, sales and communication platform through which its provides proprietary products and services to customers worldwide.  Its platform has numerous capabilities that enable it to offer a diverse range of services to consumers including voice communications, relevant ads and Internet retail sales.  Since the launch of YMax’s first product, the magicJack®, YMax has been able to rapidly establish a large and growing customer base of approximately six million.   YMax will offer other valuable services including standalone software that can be used to complete a call, will not require proprietary hardware and will be easily downloaded onto a home computer, a femtocell product that will allow certain GSM cell phones to connect to the magicJack, and a premium magicJack® with a CPU that will not require a personal computer to operate.  YMax is also developing applications that can be downloaded onto a smartphone, such as an iPhone or BlackBerry, and have similar functionality as a magicJack, but will use a smartphone instead of an analog phone.   YMax’s principal executive offices are located at 5700 Georgia Avenue, West Palm Beach, Florida, 33405, United States, and its website is www.ymaxcorp.com.

Products

YMax’s innovative product offerings include its first product, the magicJack® (introduced in January 2008), a proprietary device weighing less than one ounce and enabling “voice over broadband” telephone services, as well as other patent pending and proprietary technologies designed to further enhance user mobility, connectivity and experience. The magicJack allows users to make and receive free telephone calls to and from most anywhere in the world. The device connects into the USB port on any computer with a broadband connection and a customer simply plugs a telephone into the other end of the magicJack® and is ready to make a call.  YMax’s femtocell product, in a next generation magicJack, will allow a customer, when in range of a magicJack®, to use a cell phone to make or receive a free call over our network. Additionally, the next generation magicJack® will have advanced features, including proprietary 911 emergency calling technology, that provides a customer’s location to 911 personnel when connecting away from home. In the future, the softphone will display a contact list that can be automatically populated with local business listings based on geographical location as well as local advertisements, providing users with a more relevant and tailored calling experience.   YMax’s magicJack® is portable and can be used to allow users to make and receive free calls from any point in the world where the user has broadband access to the Internet.

YMax believes that its sophisticated network is one of a kind.   YMax has built one of the largest telephone communications networks based on the number of states in which it operates within the United States. The design of YMax’s network enables it to provide high-quality voice service at low cost, particularly compared to its competitors who use third-party carriers for their networks.  YMax believes that its competitors have a higher cost structure and less reliable network call quality, providing it with a strong competitive advantage.

Product Platform and Pipeline

In addition to supporting the magicJack®, YMax’s network, together with its proprietary softphone interface, serves as a platform for future product and service offerings.   YMax’s technology platform provides opportunities for future business expansion as well as enhancements to existing product and services.  YMax intends to enhance the hardware and software capabilities of its existing platform enabling additional revenue streams beyond voice services such as content and information services.   This will allow YMax to further monetize its growing user base by delivering targeted advertising and other relevant content directly to our customers.

Future products offerings may include:

•
Femtocell.  A next generation magicJack will allow a customer, when in range of a magicJack, to use a cell phone to make a call over our network.   YMax calls this the “femtocell magicJack” or “femtoJack.”  A femtocell creates a small, personal base station for cell phones designed for use in residential or small business environments.  A femtocell typically can support one or several mobile phones, allowing an individual to make telephone calls using their cell phone but completing the calls via the broadband network.   YMax believes that this product will be attractive to potential customers who have poor cell phone reception in their homes.  The product also will allow customers to avoid using purchased cell phone minutes by making calls over our network instead of that of the cell phone carrier.

•
Standalone Hardware.   YMax also intends to develop a premium magicJack® that contains its own central processing unit, thus permitting the customer to utilize the magicJack without the need to connect the magicJack® to a personal computer.   This device will allow our customers to use the premium magicJack® device itself to make and receive calls in a manner similar to any other wireless or landline telephone, rather than making and receiving telephone calls through a computer’s broadband connection.  In addition, it will also be enabled to perform like a current magicJack.

•
E911.   YMax has patent pending and proprietary hardware and software that overcomes problems associated with making emergency (911) calls on a nomadic or portable broadband telephone service device.  It has demonstrated this technology to the FCC and to public safety officials and believe that our 911 technology should become the standard for the nomadic broadband telephone service industry.

Future Services

YMax intends to further monetize its growing customer base by utilizing its technological platform and product portfolio by offering additional services and products, including targeted and relevant content and information services.  Each time a customer makes or receives a call from their computer using their magicJack, YMax’s softphone appears as a pop-up and is visible on their computer screen.  This allows YMax to deliver advertising and other content directly to its customers.

YMax’s future content services include:

•      Advertising.   YMax has the ability to target advertising to meet specific needs.  When a customer dials a pizzeria, for example, the softphone can display a real-time advertisement or a discount coupon for that business or even a competing store.  By clicking on that advertisement, the customer is connected directly to the advertiser.   YMax also believe that retailers who currently distribute the magicJack will have the opportunity to offer more products to their identified customer base using our softphone’s advertising space.

•      Pay-per-Click.   A softphone that supports “Pay-per-Click” functionality.  This would allow YMax to generate revenue any time a customer clicks through to sponsored websites like Google, 411 information, or others.

•      One-click Shopping.    Customers will have the opportunity to purchase products with a single click of the mouse.  The customer’s registered location and, in the future, their measured location, as well as other customer-specific information, is linked to the magicJack.  YMax can advertise products that our customers can purchase simply by clicking on the displayed image.

YMax’s Network

YMax has switches and related equipment in 32 major cities across the United States and can service our rapidly growing customer base.  Its network also can be scaled to support future growth.  Since its inception, YMax has focused on building its telecommunications network using a proprietary enhanced services platform to make and deliver calls in the most cost effective manner while maintaining superior quality voice applications.  Its network uses over 50 gateways, 65 session border controllers, application servers, softswitches, and more than 130 servers.

Sales and Marketing

YMax has made initial sales of approximately six million magicJack units.  YMax relies on various marketing methods to advertise its products, including Internet marketing and long and short form television commercials.  YMax currently distributes magicJack through retail outlets, including Walmart, Radio Shack, Best Buy, Office Depot, Staples, Walgreens, CVS and others, as well as through direct sales.

Manufacturing

In 2006, YMax entered into a manufacturing and supply agreement with a Chinese company to manufacture the magicJack devices.  Certain components of the magicJack are built for YMax, based on its specifications, in Taiwan and Hong Kong and then sent to the Chinese manufacturer in Shandong, China for final assembly.

YMax’s supply chain and third party manufacturing arrangements are structured to allow it to control product quality, realize cost efficiencies and minimize the risks associated without having to disclose proprietary technology to multiple outside parties during production.  YMax’s strategy since 2007 has been to vertically integrate its technology and design suppliers, and it has completed three acquisitions since 2007 to effect this strategy.  As a result of these strategic acquisitions, YMax controls practically every stage in the design of its products.  Certain magicJack parts are sourced directly by the production facility in China.   YMax works closely with its suppliers to plan inventory procurement in quantities that will meet customer demand while minimizing inventory risks.   YMax purchases components and sub-assemblies through separate purchase orders and do not currently have any long-term purchase contracts with these suppliers.

Competition

VocalTec

VocalTec’s market is highly competitive and rapidly evolving, and is characterized by evolving standards, new alliances and consolidation.  VocalTec’s competitive landscape includes providers of softswitches (“trunking”), application servers (“application”) and session border controllers (“peering”) as well as those providers offering network and service convergence solutions.  The Essentra solution combines trunking, peering, mobile and application elements.  VocalTec’s principal competitors include Huawei, ZTE, Veraz Networks, Cirpack (now part of Thomson Technology), Cisco Systems, Iskratel and Sonus Networks Inc. as softswitch vendors; Broadsoft, and NetCentrex (part of Comverse Technologies) as application server vendors; AcmePacket and Genband as session border controller vendors; and Nokia Siemens Networks, Mavenir and Counterpath as providers of VoIP-to-mobile convergence services. Many of VocalTec’s competitors are  difficult to compete with, as they are larger than it is, have stronger brand recognition, have greater long-term resources and can sustain larger price reductions for their products.

VocalTec believes that in such a rapidly changing market, key competitive factors include time to market, technology and experience, reputation, a broad base of users, strategic alliances, key reference customers, interoperability, product performance, product features and ease of use, price, customer support, distribution channels and the ability to respond quickly to emerging opportunities.

YMax

YMax faces competition from traditional telephone companies, wireless companies, cable companies and alternative voice communication providers. Some of our principal competitors are the traditional telephone service providers, such as AT&T, Inc., Qwest Communications International Inc. and Verizon Communications Inc., which provide telephone service based on the public switched telephone network.  Some of these traditional providers also have added or are planning to add broadband telephone service services to their existing telephone and broadband offerings.   YMax also faces, or expect to face, competition from cable companies, such as Cablevision Systems Corp., Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable (a division of Time Warner Inc.), which have added or are planning to add broadband telephone services to their existing cable television, voice and broadband offerings. Further, wireless providers, including AT&T Mobility, Sprint Nextel Corporation, T-Mobile USA Inc., Verizon Wireless and Clearwire, offer services that some customers may prefer over wireline service.  In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for wireline service.  Some of these providers may be developing a dual mode phone that will be able to use broadband telephone service where broadband access is available and cellular phone service elsewhere, which will pose additional competition to our offerings.

YMax also competes against established alternative voice communication providers, such as Skype, which like YMax’s magicJack subsidiary, is a non-interconnected VoIP provider, and Vonage, and face competition from other large, well-capitalized Internet companies, such as America Online, Inc., Google Inc., Microsoft Corporation, and Yahoo! Inc., which have recently launched, or plan to launch, broadband telephone service.  In addition, YMax will compete with independent broadband telephone service providers.

Because most of YMax’s target customers are already purchasing communications services from one or more of these providers, success is dependent upon its ability to attract target customers away from their existing providers.  YMax competes primarily through the quality and cost structure of its network and its low pricing.

Many of YMax’s actual and potential competitors enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than it does.  In addition, YMax may also face future competition from new market entrants.   YMax believes that its large existing user base, competitive pricing, efficient customer acquisition model and low cost service delivery, position it well to compete effectively in the future.

Intellectual Property

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours.  Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.   Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future.  Both VocalTec and YMax have received in the past communications from third parties relating to technologies used in their products (including, with respect to YMax, the magicJack) that have alleged violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not violate those parties’ rights.  We cannot assure you that we will not receive further correspondence from these parties, or not be subject to additional allegations of infringement from others.  Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

VocalTec

VocalTec relies on a combination of trade secrets, copyright, trademark and patent law, together with non-disclosure and invention assignment agreements, to establish and protect the technology used in its products.  VocalTec has filed numerous patent applications in the United States and other countries with respect to certain technologies employed in its products. Some of those applications have already registered and VocalTec has the rights to use these registered patents, either under a non-exclusive license, or by owning these patents.  VocalTec currently holds more than 20 patents.   VocalTec has not recently filed any new patent application in the United States or elsewhere.  VocalTec, Essentra, TdSOFT, TdGATE, TdVIEW, PLUG & TALK, SmartFMC, and SmartIMS are trademarks or registered trademarks of VocalTec and its fully-owned subsidiaries.

YMax

YMax relies on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect its intellectual property worldwide.  YMax has filed numerous foreign and domestic patent applications directed to its magicJack device and related technologies, including elements such as E911 capability, emergency call routing, emergency call location determination and femtocell capability.  At present, YMax has eight pending utility patent applications in the United States, twenty-three pending foreign patent applications, and one pending international patent application awaiting nationalization, directed to such technologies.  YMax is also actively researching new technologies and improvements to its existing technologies and intends to pursue patent protection for these technologies to the extent permissible by law and prudent for its business.  If and when patents issue from such pending applications, those patents will expire between February 2026 and May 2030.  One design patent has also been issued by the United States Patent and Trademark Office, and another design patent application is pending in the United States. Many of YMax’s software and network solutions have been developed internally and are proprietary.

magicJack LP’s registered US trademarks include MAGICJACK, MAGICJACK & Design, MAGICIN, MAGICOUT, MAGICFIX and MAGICFIX & Design.  The MAGICJACK mark is also registered in China and in the European Union as a Community Trademark.  magicJack LP has pending US trademark applications for the marks MAGICPHONE, MAGICCELL, and MAGICPAGE, MAGICTALK AND FEMTOJACK.  Trademark applications for the MAGICJACK mark have been filed and are pending in certain foreign countries, including Canada, Mexico, Peru and El Salvador.  Trademark applications for the MAGICJACK & Design mark are pending in Canada and Mexico.  In Canada, magicJack LP has a pending application for the MAGICCELL mark.

Environmental Matters

We are subject to various federal, state and local environmental protection and health and safety laws and regulations, and we incur costs to comply with those laws. We lease real property, and some environmental laws hold current or previous operators of businesses and real property liable for contamination on that property, even if they did not know of and were not responsible for the contamination. Environmental laws may also impose liability on any person who disposes of hazardous substances, regardless of whether the disposal site is owned or operated by such person. Although we do not currently anticipate that the costs of complying with environmental laws will materially adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future due to the discovery of new facts or conditions, the occurrence of new releases of hazardous materials or a change in environmental laws.

Regulation

VocalTec

VocalTec’s research and development efforts have been financed, in part, through grants that have received from the Office of the Chief Scientist of the State of Israel (the “OCS”).  Therefore, VocalTec must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”) and related regulations.

Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding outside of Israel. OCS approval is not required for the export of any products resulting from the research or development. Such approvals, if granted, may be subject to restrictions.

VocalTec products must comply with various international and domestic regulations and standards defined by regulatory agencies. In addition, deployment, sale and marketing of products in certain countries may subject VocalTec to environmental and other regulations including, in some instances, the requirement to provide to customers the ability to return products at the end of their useful life.

YMax or its Subsidiaries

YMax or its subsidiaries is subject to federal regulation under the rules and regulations of the Federal Communications Commission (the “FCC”) and various state and local regulations.  magicJack believes that, like Skype, it is a non-interconnected VoIP provider.

The FCC has to date asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of certain providers of broadband telephone services. FCC regulations may be applied now, or may in the future, be applied to the broadband telephone operations of the Company.  Other FCC regulations apply to us because we operate network facilities and provide international calling capability. Certain of our operations are also subject to regulation by state public utility commissions (“PUCs”).

E911 Calling

The FCC has required providers of interconnected VoIP services to provide 911 emergency calling capabilities to their customers.  As a non-interconnected VoIP provider, magicJack may not now be required by the FCC to provide 911 service, magicJack nevertheless currently provides a 911 solution for its magicJack customers.

Many state and local governments have sought to impose fees on customers of VoIP providers, or to collect fees from VoIP providers, to support implementation of E911 services in their area.  Such fees are often put in terms of a fee placed on monthly bills, or focused on use from a specific location.  The application of such fees with respect to magicJack users and YMax is not clear.

Universal Service Fund (USF)

The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available, in high cost areas and for income-eligible telephone subscribers.  Other fees are imposed to meet the costs of establishing and maintaining a numbering administration system, to recover the shared costs of long-term number portability, and to contribute to the Telecommunications Relay Services Fund. All telecommunications carriers must contribute to these funds, and the requirements have been expanded to interconnected VoIP providers. Non-interconnected VoIP providers have not been subjected to these contribution requirements.  The FCC and many PUCs have for a number of years been considering substantial changes to the USF system including changes in contribution methodology.  Some proposals, if adopted, could have a material adverse effect on YMax’s business.  USF charges are based on charges to the end user for telecommunication services.  magicJack does not charge for telephone services.

Customer Privacy and Promotional Activities

YMax is subject to various federal and state laws and regulations seeking to protect the privacy of customers’ personal information that restrict our ability to use such information for marketing and promotional purposes. The FCC limits telephone company and interconnected VoIP providers use of customer proprietary network information such as telephone calling records without customer approval, and requires those companies to protect it from disclosure.  Federal and state laws also limit our and other companies’ ability to contact customers and prospective customers by telemarketing, email or fax to advertise services.

Services for the Disabled

Under federal law, interconnected VoIP providers must take steps to ensure that individuals with disabilities, including hearing impaired and other disabled persons, have reasonable access to their services, if such access is readily achievable.

Number Portability

The FCC requires interconnected VoIP providers to comply with Local Number Portability rules that allow subscribers remaining in the same geographic area to switch from a wireless, wireline or VoIP provider to any other wireless, wireline or VoIP provider and keep their existing phone numbers.

State Regulations

 YMax may be subject to a number of PUC regulations that govern the terms and conditions of its offerings, including billing practices, 911 fees, distribution of telephone numbers, customer disputes and other consumer protection matters.

In addition to the foregoing regulations to which YMax may be subject directly, changes to FCC and PUC regulations could affect the services, and the terms and conditions of service, YMax is able to provide. Moreover, changes to any regulations to which YMax is subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for its services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on its business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on YMax’s business.

Risk Factors

Risks Related to the Business

YMax could incur operating losses for the foreseeable future, and VocalTec has incurred significant historical operating losses.

YMax had net operating losses of approximately $25 million, $49 million and $13 million in 2009, 2008 and 2007 respectively.  VocalTec had net operating losses of $3.2 million and $14.4 million in fiscal 2009 and 2007, respectively, and operating income of $3.7 million in 2008.  We expect to continue to incur significant operating and capital expenditures as we increase our sales and marketing activities to expand our customer base and increase our research and development activities as we develop enhanced technologies and features to improve our services, products and offerings, increase our general, administrative and operating functions to support our growing operations, and since some of our activities are in a market with typically long sale cycles (primarily mobile VoIP products).   As a result, we will need to generate a significant amount of revenues to achieve and maintain profitability.  These increased expenses could exceed any revenues we may generate.  Our efforts to attract new customers and to provide our current communications applications and services to an increased number of customers may be more expensive than we currently anticipate.  If we do not significantly increase revenues after investing in these efforts, our results from operations would be harmed.  Even if we achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.  Because of  YMax’s limited operating history, the financial and operating costs relating to the integration of VocalTec and YMax, and the early stage of the market for some of our products and services, historical trends and expected performance are difficult to analyze.  If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.

We have experienced, and may continue to experience, significant fluctuations in our quarterly results, which might make it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our operating results have fluctuated and may continue to fluctuate from period to period for a number of reasons.   Due to the past volatility of the market for wireless communications and telecommunication equipment, we cannot predict the impact on our revenues or results of operations that any deterioration in such market may have.

Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, the collectability of our receivables, the timing of new product announcements and releases of new products by us and by our competitors, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger and unexpected costs, charges or expenses resulting from the Merger.

Our future results may also be affected by our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices, to offer existing products at lower prices, to compete with competitors that are larger than us and to anticipate and meet customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The volatility in our operating results may also result in significant volatility in our share price. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares is likely to decrease.

We cannot assure you that investors or securities analysts will agree with our estimate of the enterprise value of the combined company.

Our initial estimated enterprise value of $245 million is based on management’s assessment of the value of the combined company.   We cannot assure you that this valuation will meet the expectations of investors or securities industry analysts.  If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could decline.   The stock market generally, and the communications sector in particular, can be volatile.  Our share price can change dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance.  You should not rely on our estimated enterprise value as being indicative of the value of the combined company.

The market in which we participate is highly competitive and if we do not compete effectively, our operating results may be harmed.

The telecommunications industry is highly competitive.  We will face intense competition from traditional telephone companies, wireless companies, cable companies and alternative voice communication providers.

The principal competitors for YMax’s products and services include the traditional telephone service providers, such as AT&T, Inc., Qwest Communications International Inc. and Verizon Communications Inc., which provide telephone service using the public switched telephone network.  Certain of these traditional providers also have added, or are planning to add, broadband telephone service services to their existing telephone and broadband offerings.  We also face, or expect to face, competition from cable companies, such as Cablevision Systems Corp., Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable (a division of Time Warner Inc.), which have added or are planning to add broadband telephone service services to their existing cable television, voice and broadband offerings.  Further, wireless providers, including AT&T Mobility, Sprint Nextel Corporation, T-Mobile USA Inc. Verizon Wireless and Clearwire, offer services that some customers may prefer over wireline service.    In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for wireline service.  We have no assurance that wireless providers will not attempt to prevent the usage of our femtocell product by our customers, and any blocking or fee imposed by such carriers of such usage could adversely affect our revenue and results of operations.  Some of these providers have developed or may be developing their own femtocell products, as well as a dual mode phone that will be able to use broadband telephone service where broadband access is available and cellular phone service elsewhere, which will pose additional competition to our offerings.

We also compete against established alternative voice communication providers, such as Vonage and Skype, and face competition from other large, well-capitalized Internet companies, such as America Online, Inc., Microsoft Corporation and Yahoo! Inc., which have recently launched or plan to launch broadband telephone service.  Google has recently launched its beta version of Google Voice, and other companies may develop similar, competitive services in the future.  In addition, we compete with independent broadband telephone service providers.

VocalTec competes with providers of softswitches (“trunking”), application servers (“application”) and session border controllers (“peering”) as well as those providers offering network and service convergence solutions.  Our principal competitors for these products and services include Huawei, ZTE, Veraz Networks, Cirpack (now part of Thomson Technology), Cisco Systems, Iskratel and Sonus Networks Inc. as Softswitch vendors; Broadsoft, and NetCentrex (part of Comverse Technologies) as application server vendors; AcmePacket and Genband as session border controller vendors; and Nokia Siemens Networks, Mavenir and Counterpath as providers of VoIP-to-mobile convergence services.

 We expect our combined business to rely on the magicJack product, together with an accompanying communications software license, for a substantial portion of our revenue.  If we are unable to introduce new products or services, our ability to generate significant future revenue may be limited, and our business will be harmed.

We anticipate that sales of our magicJack, and revenue derived from such sales and from the software license that accompanies the magicJack,  will constitute a substantial portion of net revenues during fiscal 2010.  Any material decrease in the overall level of sales of our magicJack, whether as a result of competition, change in consumer demand, or any other factors, would have a material adverse effect on our business, financial condition and results of operations.  We do not know whether sales of our other products and services will ever reach the current sales levels of our magicJack products.  Our inability to successfully commercialize these additional products and services could have a material adverse effect on our efforts to diversify our product offerings and revenues and ultimately on our business, financial condition and results of operations.

We may face difficulty in attracting new customers, and if we fail to attract new customers, our business and results of operations may suffer.

Most traditional wireline and wireless telephone service providers and cable companies are substantially larger and better capitalized than we are and have the advantage of a large existing customer base.  Because most of our target customers are already purchasing communications services from one or more of these providers, our success is dependent upon our ability to attract target customers away from their existing providers. In addition, these competitors could focus their substantial financial resources to develop competing technology that may be more attractive to potential customers than what we offer.  Our competitors’ financial resources may allow them to offer services at prices below cost or even for free in order to maintain and gain market share or otherwise improve their competitive positions.   The Essentra products compete with existing, comparable products of various companies, some of which have certain advantages over us, including larger financial resources, access to prospective customers and an established market for their products.

Our competitors also could use their greater financial resources to offer broadband telephone service with more attractive service packages that include on-site installation and more robust customer service. In addition, because of the other services our competitors provide, they may choose to offer broadband telephone service as part of a bundle that includes other products, such as video, high speed Internet access and wireless telephone service, which we do not offer. This bundle may enable our competitors to offer broadband telephone service at prices with which we may not be able to compete or to offer functionality that integrates broadband telephone service with their other offerings, both of which may be more desirable to consumers. Any of these competitive factors could make it more difficult for us to attract and retain customers to our products, cause us to lower our prices in order to compete and reduce our market share and revenues.

We may be unable to obtain enough phone numbers in desirable area codes to meet demand, which may adversely affect our ability to attract new customers and our results of operations.

Our operations are subject to varying degrees of federal and state regulation.  We currently allow customers to select the area code for their desired phone number from a list of available area codes in cities throughout much of the United States.  This selection may become limited if we are unable to obtain phone numbers, or a sufficient quantity of phone numbers, in certain area codes, due to exhaustion and consequent shortages of numbers in those area codes, restrictions imposed by federal or state regulatory agencies, or a lack of telephone numbers made available to us by third parties.  If we are unable to provide our customers with a nationwide selection of phone numbers in all geographical areas and are unable to obtain telephone numbers from another alternative source, or are required to incur significant new costs in connection with obtaining such phone numbers, our relationships with current and future customers may be damaged, causing a shortfall in expected revenue, increased customer attrition, and inability to attract new customers.  As a result, our business, results of operations and financial condition could be materially and adversely affected.

We may experience delays in the deployment of new products.  If we are not successful in the continued development, introduction or timely manufacture of new products, demand for our products could decrease.

The development of the magicJack resulted from our ability to anticipate changes in technology, industry standards and service provider service offerings, and to develop and introduce new and enhanced products and services to meet customer demand.  While we have several new products currently in development, including an E911 solution, Femtocell and others, our continued ability to adapt to such changes will be a significant factor in maintaining or improving our competitive position and our prospects for growth.  Factors resulting in delays in product development include:

•	rapid technological changes in the broadband communications industry;

•	federal, state and local regulations governing our products and services;

•	relationships with manufacturers, other carriers and service providers; and

•	the availability of third party technology for the development of new products.

There can be no assurance that we will successfully introduce new products on a timely basis or achieve sales of new products in the future. In addition, there can be no assurance that we will have the financial and product design resources necessary to continue to successfully develop new products or to otherwise successfully respond to changing technology standards and service provider service offerings. If we fail to deploy new products on a timely basis, then our product sales will decrease, our quarterly operating results could fluctuate, and our competitive position and financial condition would be materially and adversely affected.

In addition, our pursuit of necessary technology may require substantial time and expense.  We may need to license new technologies to respond to technological change.  These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge.  Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products.  The timely availability of these products in volume and their acceptance by customers are important to our future success.  Any future delays, whether due to product development delays, manufacturing delays, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.

Our products must comply with various international and domestic regulations and standards.

Our products must comply with various international and domestic regulations and standards defined by regulatory agencies. If we do not comply with existing or evolving industry standards and other regulatory requirements or if we fail to obtain in a timely manner any required domestic or foreign regulatory approvals or certificates, we will not be able to sell our products where these standards or regulations apply, which may harm our business. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition, and operating results.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.

We have generally been able to increase production to meet our increasing demand.  However, the demand for our products depends on many factors and will be difficult to forecast.  We expect that it will become more difficult to forecast demand as we introduce and support multiple products, as competition in the market for our products intensifies and as the markets for some of our products mature to the mass market category.  Significant unanticipated fluctuations in demand could cause problems in our operations, such as:

•
If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand.

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Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.

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If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

Certain aspects of our service materially differ from services offered by traditional telephone service providers, which may limit the acceptance of our services by mainstream consumers and our potential for growth.

Certain aspects of our service are not the same as traditional telephone service, which may limit the acceptance of our services by mainstream consumers and our potential for growth.  Our growth is dependent on the adoption of our services by mainstream customers, so these differences are becoming increasingly important. For example:

•	our E-911 and emergency calling services differ, in significant respects, from the 911 service associated with traditional wireline and wireless telephone providers;

•	our customers may at times experience lower call quality than they are used to from traditional wireline telephone companies, including static, echoes and delays in transmissions;

•	our customers may at times experience higher dropped-call rates than they are used to from traditional wireline telephone companies;

•
customers who obtain new phone numbers from us do not appear in the phone book and their phone numbers are not available through directory assistance services offered by traditional telephone companies;

•	our customers cannot accept collect calls;

•	our customers cannot reach certain telephone numbers; and

•	in the event of a power loss or Internet access interruption experienced by a customer, our service may be interrupted.

If customers do not accept the differences between our service and traditional telephone service, they may choose to remain with their current telephone service provider or may choose to return to service provided by traditional telephone companies, and customer demand for services will decrease.

Our emergency and E-911 calling services are different from those offered by traditional wireline telephone companies and may expose us to significant liability.

While we do not believe we are today subject to regulatory requirements to provide such capability, we provide our customers with emergency calling service/E-911 calling services that significantly differ from the emergency calling services offered by traditional wireline telephone companies. Those differences may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. Traditional wireline telephone companies route emergency calls over a dedicated infrastructure directly to an emergency services dispatcher at the public safety answering point, or PSAP, in the caller’s area. Generally, the dispatcher automatically receives the caller’s phone number and actual location information. The only location information that our E-911 service can transmit to a dispatcher at a PSAP is the information that our customers have registered with us. A customer’s registered location may be different from the customer’s actual location at the time of the call because customers can use their magicJack device to make calls almost anywhere a broadband connection is available. Significant delays may occur in a customer updating their registered location information, and in applicable databases being updated and new routing implemented once a customer has provided new information. If our customers encounter delays when making emergency services calls and any inability to route emergency calls properly, or of the answering point to automatically recognize the caller’s location or telephone number, such delays can have devastating consequences. Customers may, in the future, attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.

Traditional phone companies also may be unable to provide the precise location or the caller’s telephone number when their customers place emergency calls. However, traditional phone companies are covered by federal legislation exempting them from liability for failures of emergency calling services, and we are not afforded such protection. In addition, we have lost, and may in the future lose, existing and prospective customers because of the limitations inherent in our emergency calling services. Additionally, service interruptions from our third-party providers could cause failures in our customers’ access to E-911 services.  Finally, we may decide not to offer customers E-911 services at all.  Any of these factors could cause us to lose revenues, incur greater expenses or cause our reputation or financial results to suffer.

We may decide to end our emergency and E-911 calling services in the future, which may affect our revenues and expose us to significant liability.

Although we currently make available emergency and E-911 services to users,  we do not believe that we are required by  regulations to do so.  We may, in the future, decide to discontinue providing such services.  Discontinuing such services may adversely affect customer demand and may affect our revenues.  In addition, customers who fail to reach emergency services may, in the future, attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.

If our services are not commercially accepted by our customers, our prospects for growth will suffer.

We expect to derive a substantial amount of revenues from our broadband telephone service offering sold to consumers and businesses. Our success relies on the commercial acceptance of our offering from consumers and business.  Although we are currently selling our services to a number of customers, we cannot be certain future customers will find our services attractive.  If customer demand for our services does not develop or develops more slowly than anticipated, it would have a material adverse effect on our business, results from operations and financial condition.  In addition, we expect to derive a substantial amount of revenue from pay-per-click online advertisers and click-to-buy online retailers. Our success relies on the commercial acceptance of our offering from these advertisers and retailers. We are not currently selling our advertising and retailing services and we cannot be certain future online advertisers and retailers will find our services attractive. If demand for these services does not develop or develops more slowly than anticipated, it would have a material adverse effect on our business, results of operations and financial condition.

If we are unable to retain our existing customers, our revenue and results of operations would be adversely affected.

We offer services pursuant to a software license agreement that is generally one year in duration and allows our customers to utilize our network for telephone calls.  Our customers have no obligation to renew their software license after their initial one-year period expires, and these software licenses may not be renewed on the same or on more profitable terms. As a result, our ability to grow depends in part on software license renewals.  We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of comparable services offered by our competitors or reductions in our customers’ spending levels.  If our customers do not renew their software licenses for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

The success of our business is dependent on cost-effective marketing and our growth may be affected by increased media advertising costs.

A major portion of our revenue growth is attributable to our media advertising, including television advertising and banner advertisements on websites.  If advertising rates, which we do not control, are substantially increased by television stations or by other media and we are unable to utilize alternative advertising methods, such increases will have an adverse effect on our business, results from operations and financial condition.  Additionally, if advertisers using web-based banner advertising targeted towards our softphone users do not achieve the results they desire or expect and cancel their advertising, our revenues and results of operations would be adversely affected.

Failure to establish and expand strategic alliances could prevent us from executing our business model and adversely affect our growth.

Our success depends on the ability to develop strategic relationships with leaders in the retail, telephony, online advertising and online retail industry segments.  These relationships will enable us to expand our services and products to a larger number of customers; develop and deploy new services and products; enhance the magicJack brand; and generate additional revenue. We may not be able to establish relationships with key participants in the telephony, retail, online advertising and online retail industry segments.  Once we have established strategic relationships, we depend on our partner’s ability to generate increased acceptance and use of our services and products.  To date, we have only established a limited number of strategic relationships, and these relationships are in the early stages of development. We have limited experience in establishing and maintaining strategic relationships with the retail, telephony, online advertising and online retailing industry participants.  If we lose any of these strategic relationships or if we fail to establish additional relationships, or if strategic relationships fail to benefit us as expected, we may not be able to execute our business plan and our business will suffer.

The market for our services and products is characterized by rapidly changing technology and our success will depend on our ability to enhance our existing service and product offerings and to introduce new services and products on a timely and cost effective basis.

The market for our services and products is characterized by rapidly changing enabling technology, frequent enhancements and evolving industry standards.  Our continued success depends on our ability to accurately anticipate the evolution of new products and technologies and to enhance our existing products and services.  Historically, several factors have deterred consumers and businesses from using voice over broadband service, including security concerns, inconsistent quality of service, increasing broadband network traffic and incompatible software products.  If we are unable to address those concerns and foster greater consumer demand for our products and services, our business and results of operations will be adversely affected.

Our success also depends on our ability to develop and introduce innovative new services and products that gain market acceptance. We may not be successful in selecting, developing, manufacturing and marketing new products and services or enhancing existing products and services on a timely basis.  We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new services and enhancements.  The introduction of new services by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing service offerings could render our existing or future services obsolete.  If our services become obsolete due to wide-spread adoption of alternative connectivity technologies, our ability to generate revenue may be impaired. In addition, any new markets into which we attempt to sell our services, including new countries or regions, may not be receptive.  If we are unable to successfully develop or acquire new services, enhance our existing services to anticipate and meet customer preferences or sell our services into new markets, our revenue and results of operations would be adversely affected.

Increases in credit card processing fees and high chargeback costs would increase our operating expenses and adversely affect our results of operations, and an adverse change in, or the termination of, our relationship with any major credit card company would have a severe, negative impact on our business.

A significant number of our customers purchase our products through our website and pay for our products and services using credit or debit cards.  The major credit card companies or the issuing banks may increase the fees that they charge for transactions using their cards. An increase in those fees would require us to either increase the prices we charge for our products, or suffer a negative impact on our profitability, either of which could adversely affect our business, financial condition and results of operations.

We have potential liability for chargebacks associated with the transactions we process, or are processed on our behalf by merchants selling our products.  If a customer returns his or her magicJack at any time, or claims that our product was purchased fraudulently, the returned product is “charged back” to us or our bank, as applicable.   If we or our sponsoring banks are unable to collect the chargeback from the merchant’s account, or, if the merchant refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the merchant’s bank for the chargeback, we bear the loss for the amount of the refund paid.

We are vulnerable to credit fraud, as we sell our magicJack product directly to customers through our website.  Card fraud occurs when a customer uses a stolen card (or a stolen card number in a card not present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss.  In a fraudulent card-not-present transaction, even if the merchant or we receive authorization for the transaction, we or the merchant are liable for any loss arising from the transaction.   Because sales made directly from our website are card-not-present transactions, we are more vulnerable to customer fraud.   We are also subject to acts of consumer fraud by customers that purchase our products and services and subsequently claim that such purchases were not made.

In addition, as a result of high chargeback rates or other reasons beyond our control, the credit card companies or issuing bank may terminate their relationship with us and there are no assurances that we will be able to enter into a new credit card processing agreement on similar terms, if at all.  Upon a termination, if our credit card processor does not assist us in transitioning our business to another credit card processor, the negative impact on our liquidity likely would be significant.  Any increases in our credit card fees could adversely affect our results of operations, particularly if we elect not to raise our service rates to offset the increase.  The termination of our ability to process payments on any major credit or debit card, due to high chargebacks or otherwise, would significantly impair our ability to operate our business.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have experienced, and are currently experiencing, a period of significant growth in our operations and number of customers.  This growth has placed, and our anticipated growth in our operations will continue to place, a significant strain on our resources.  As part of this growth, we may have to implement new operational and financial systems and procedures and controls, to expand, train and manage our employee base, and to maintain close coordination among our technical, marketing, support and finance staffs. We must also continue to attract, retain, and integrate personnel in all aspects of operations. To the extent we acquire new businesses, we must also assimilate new operations, technologies and personnel.  We may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

Flaws in our technology and systems could cause delays or interruptions of service, damage our reputation, cause us to lose customers and limit our growth.

Our service may be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of our network. Our customers may experience interruptions in the future as a result of these types of problems.  Interruptions may in the future cause us to lose customers, which could adversely affect our revenue and profitability.  In addition, because our systems and our customers’ ability to use our services are Internet-dependent, our services may be subject to “hacker attacks” from the Internet, which could have a significant impact on our systems and services.  If service interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting and retaining customers and our brand reputation and growth may suffer.

Material defects or errors in the software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our products and services, or the products and services sold by our subsidiaries, are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released.  We have from time to time found defects in our services, and new errors in our existing services may be detected in the future. Any defects that cause interruptions to the availability of our services could result in:

•	a reduction in sales or delay in market acceptance of our services;

•	product returns, repairs, replacements or sales credits or refunds to our customers;

•	loss of existing customers and difficulty in attracting new customers;

•	uncollectible accounts receivable and delays in collecting accounts receivable;

•	legal actions by our customers or, with respect to Essentra products, by our customers’ end users;

•	loss of or delay in market acceptance of our products;

•	diversion of development resources;

•	harm to our reputation; and

•	increased insurance costs.

After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers.   There can be no assurance that, despite testing, errors will not be found in our products after commencement of commercial deployment.  The costs incurred in correcting any material defects or errors in our services may be substantial and could harm our operating results.

We may in the future incur costs associated with support services.  Moreover, as our solutions grow in complexity, this risk may intensify over time and may result in increased expenses.

Customers may bundle, incorporate or connect Essentra products into or to complex systems that contain errors or defects that may be unrelated to our Essentra products. As a result, when our customers encounter problems, it may be difficult to identify the product that caused the problem. In addition, such occurrences may result in undue delays or cancellations of the implementation of our customers’ bundled products and services. In such cases, our reputation could be harmed and our results of operations could be adversely affected, which could result in reduced revenues or increased expenses.

Our ability to provide our service is dependent upon third-party facilities and equipment, the failure of which could cause delays or interruptions of our service, damage our reputation, cause us to lose customers and limit our growth.

Our success depends on our ability to provide quality and reliable service, which is in part dependent upon the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. Unlike traditional wireline telephone service or wireless service, our service requires our customers to have an operative broadband Internet connection and an electrical power supply, which are provided by the customer’s Internet service provider and electric utility company, respectively, and not by us. The quality of some broadband Internet connections in certain geographic areas may be too poor for customers to use our services properly.  Our future growth could be limited if broadband connections are not, or do not, become widely available in markets that we target.

In addition, if there is any interruption to a customer’s broadband Internet service or electrical power supply, that customer will be unable to make or receive calls, including emergency calls, using our service. Our customers may experience such interruptions in the future. In addition, our E-911 service is currently and will remain dependent upon one or more third-party providers. Interruptions in service from these vendors could cause failures in our customers’ access to E-911 services.  If service interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting new customers and our brand, reputation and growth will be negatively impacted.

We depend on overseas manufacturers, and for certain products, third-party suppliers, and our reputation and results of operations would be harmed if these manufacturers or suppliers fail to meet our requirements.

The manufacture of the magicJack product is conducted by a manufacturing company in China, and certain parts are produced in Taiwan and Hong Kong.  These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products.  The manufacture of certain Essentra products is conducted by a manufacturing company in China.  If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, either due to actions of the manufacturers; earthquake, fire, flood, or other natural disaster; or the actions of their respective governments, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained.  To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process.   We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms or in a timely manner that would not cause disruptions in our supply.  Our reliance on these contract manufacturers involves certain risks, including the following:

•	lack of direct control over production capacity and delivery schedules;

•	lack of direct control over quality assurance, manufacturing yields and production costs;

•	risk of loss of inventory while in transit from China, Hong Kong or Taiwan

•	the risk of currency fluctuation; and

•
risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property, political and economic instability and natural disasters, such as earthquakes, typhoons or tsunamis.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, while our contract obligations with our contract manufacturer in China is denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices.

We rely on independent retailers to sell our magicJack products, and disruption to these channels would harm our business.

Because we sell a majority of our magicJack products to independent retailers, we are subject to many risks, including risks related to their inventory levels and support for our products.  In particular, our retailers maintain significant levels of our products in their inventories.  If retailers attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our retailers also sell products offered by our competitors.  If our competitors offer our retailers more favorable terms, those retailers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified retailers.  If we are unable to maintain successful relationships with retailers or to expand our distribution channels, our business will suffer.

Our VocalTec products are sold through channels, such as vendors, systems integrators and business partners, who repackage or resell the products, under varying types of OEM or reseller arrangements, to communications service providers (rather than us selling our products directly to these service providers).

To continue this method of sales, we will have to allocate resources to train vendors, systems integrators and business partners as to the use of our products, resulting in additional costs and additional time until sales by such vendors, systems integrators and business partners are made feasible.  Our business depends to a certain extent upon the success of such channels and the broad market acceptance of their products. To the extent that our channels are unsuccessful in selling their products, and as a result, our products, our revenues and operating results will be adversely affected.

Many factors out of our control could interfere with our ability to market, license, implement or support our products with any of our channels, which in turn could harm our business. These factors include, but are not limited to, a change in the business strategy of our channels, the introduction of competitive product offerings by other companies that are sold through one or more of our channels, potential contract defaults by one or more of our channels or changes in ownership or management of one or more of our channels. Some of our competitors may have stronger relationships with our channels than we do or offer more favorable terms with respect to their products, and we have limited control, if any, as to whether those channels implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings. If we fail to maintain relationships with these channels, fail to develop new channels, fail to effectively manage, train, or provide incentives to existing channels or if these channels are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

We may not be able to maintain adequate customer care during periods of growth or in connection with our addition of new and complex devices or features, which could adversely affect our ability to grow and cause our financial results to be negatively impacted.

We consider our customer care to be critically important to acquiring and retaining customers.  Our customer care is provided by third parties located in India and the Philippines. This approach exposes us to the risk that we may not maintain service quality, control or effective management within these business operations.  The increased elements of risk that arise from conducting certain operating processes in some jurisdictions could lead to an increase in reputational risk.  Interruptions in our customer care caused by disruptions at our third-party facilities may cause us to lose customers, which could adversely affect our revenue and profitability.  If our customer base expands rapidly, we may not be able to expand our outsourced customer care operations quickly enough to meet the needs of our customer base, and the quality of our customer care will suffer and our renewal rate may decrease.  As we broaden our magicJack offerings and our customers build increasingly complex home networking environments, we will face additional challenges in training our customer care staff.  We could face a high turnover rate among our customer service providers. We intend to have our customer care provider hire and train customer care representatives in order to meet the needs of our growing customer base.  If they are unable to hire, train and retain sufficient personnel to provide adequate customer care, we may experience slower growth, increased costs and higher levels of customer attrition, which would adversely affect our business and results of operations.

If we are unable to establish an effective process for local number portability provisioning, our growth may be negatively impacted.

We comply with requests for local number portability from our customers at the end of the 30-day trial period.  Local number portability means that our customers can retain their existing telephone numbers when subscribing to our services, and would in turn allow former customers of ours to retain their telephone numbers should they subscribe to another carrier.  For our customers, transferring a telephone number from a traditional landline to our service may take up to five (5) business days.  By comparison, transferring wireless telephone numbers among wireless service providers generally takes several hours.  New regulatory requirements that become effective in August 2010 will require us to complete this process within one business day.  If we are unable to develop the technology to expedite porting our customers’ numbers, demand for our services may be reduced, we may be subject to regulatory enforcement activity, and this will adversely affect our revenue and profitability.

Because much of our potential success and value lies in our use of internally developed hardware, systems and software, our failure to protect the intellectual property associated with them could negatively affect us.  Additionally, other parties may have the right to use intellectual property important to our business.

Our ability to compete effectively is dependent in large part upon the maintenance and protection of systems and software that we have developed internally. While we have several pending patent applications for future service offerings, we cannot patent all of the technology that is important to our business.  In addition, our pending patent applications may not be successful. We will rely on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to this technology.  It may be possible for a third party to copy or otherwise obtain and use this technology without authorization.  Policing unauthorized use of this technology is difficult. The steps we take may not prevent misappropriation of the technology we rely on.  Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed. In addition, effective protection may be unavailable or limited in some jurisdictions.  We use certain intellectual property rights under licenses granted to us.  Because we may not have the exclusive rights to use some of our intellectual property, other parties may be able to compete with us.

In addition, third parties may assert infringement, misappropriation, or breach of  license claims against us from time to time.   Such claims could cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.   Litigation to enforce or defend our intellectual property rights could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business and financial condition.  A settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  Any required licenses may not be available to us on acceptable terms, if at all.  If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our President and Chief Executive Officer and employees from the companies that we have recently acquired.  The replacement of these individuals likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology, software, wireless telephone and traditional telephone service provider companies.  If we are unable to attract new employees and retain our current employees, we may not be able to develop and maintain our services at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets.  Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete would decrease, our operating results would suffer and our revenues would decrease.

We may make acquisitions that prove unsuccessful or strain or divert our resources.

We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities that would expand our service offerings, increase our market share or offer access to other asset classes that we do not currently serve. We have limited experience in completing acquisitions of other businesses. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. We may fail in our attempt to integrate acquired companies and businesses in such a way that we can realize cross-selling opportunities and other synergies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from our business operations. Through acquisitions, we may enter areas in which we have no or limited experience, and an acquisition may be unsuccessful in accomplishing the intended benefits of the transaction. Moreover, any acquisition may result in substantial transaction-related expenses, a potentially dilutive issuance of equity securities, the incurrence of debt or amortization of expenses and related intangible assets, all of which could have an adverse effect on our business and results of operations.

Risks Related to Regulation in the United States

Our business is highly dependent on regulation that continues to change.

Much of the Competitive Local Exchange Carrier (“CLEC”) network services and carrier services we provide are subject to significant regulation and may be adversely affected by regulatory developments at the federal, state and local levels.  We operate in all fifty states under complex and evolving state and local telecommunications and tax laws that vary from jurisdiction to jurisdiction.  Although we believe that such regulation does not currently apply to us, certain broadband telephone services have also been subjected to significant regulation and may be subjected to additional regulation in the future.  Complying with new or clarified telecommunications, broadband telephone service, or tax regulations, and obtaining required permits, licenses or certifications in numerous jurisdictions, can be costly and disruptive to our business. If we fail to comply with applicable regulations, or if those regulations change or are clarified in a manner adverse to us, including in any of the ways described in these risk factors related to regulation, our business and operating results may suffer.

If we cannot continue to obtain key network elements from our primary competitors on acceptable terms, we may not be able to offer our local voice and data services on a profitable basis, if at all.

We will not be able to provide our local voice and data services on a profitable basis, if at all, unless we are able to obtain key network elements from some of our primary competitors on acceptable terms.  To offer local voice and data services in a market, we must connect our network with the networks of the carrier in a specific market.  This relationship is governed by an interconnection agreement or carrier service agreement between us and that carrier.  We have such agreements with Verizon, AT&T, XO Communications Services and the Embarq network in a majority of our markets.  If we are unable to continue these relationships, enter into new interconnection agreements or carrier service agreements with additional carriers to other markets or if these  providers liquidate or file for bankruptcy, our business and profitability may suffer.

Regulatory initiatives may continue to reduce the maximum rates we are permitted to charge long distance service providers for completing calls by their customers to customers served by our network.

The rates that we charge and are charged by service providers for terminating interstate calls by their customers to customers served by our network, and for transferring calls by our customers onto their networks, cannot exceed rates determined by regulatory authorities.  Under the applicable FCC regulations, we were required to further reduce these rates to a baseline level that existed for providers as of June 2004. The FCC may further reduce these base rates to levels that are unprofitable to us.  State regulatory authorities may, in the future, similarly reduce the baseline rates we charge for intrastate terminating calls.   Such federal or state rate reductions, if enacted, could affect our revenues and results of operations.

Regulation of broadband telephone services are developing and therefore uncertain; and future legislative, regulatory or judicial actions could adversely impact our business and expose us to liability.

The current regulatory environment for broadband telephone services is rapidly changing.  Although YMax Communications Corp., one of our wholly-owned subsidiaries, may be subject to certain regulation as a telecom service provider, it and our other subsidiaries have developed in an environment largely free from government regulation. However, the United States and other countries have begun to assert regulatory authority over broadband telephone service and are continuing to evaluate how broadband telephone service will be regulated in the future. Both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain.  Future legislative, judicial or other regulatory actions could have a negative effect on our business.  If our VoIP telephony service or our other products and services become subject to the rules and regulations applicable to telecommunications providers, if current broadband telephone service rules are clarified and applied to us, or if additional rules and regulations applicable specifically to broadband telephone services are adopted, we may incur significant compliance costs, and we may have to restructure our service offerings, exit certain markets or start charging for our services at least to the extent of regulatory costs or requirements, any of which could cause our services to be less attractive to customers.  We have, and may continue to, face difficulty collecting such charges from our customers, and collecting such charges may cause us to incur legal fees.  We may be unsuccessful in collecting all of the regulatory fees owed to us.  The imposition of any such additional regulatory fees, charges, taxes and regulations on VoIP communications services could materially increase our costs and may limit or eliminate our competitive pricing advantages.

Regulatory and governmental agencies may determine that we should be subject to rules applicable to certain broadband telephone service providers or seek to impose new or increased fees, taxes, and administrative burdens on broadband telephone service providers.  We also may change our product and service offerings in a manner that subjects them to greater regulation and taxation.  Such obligations could include requirements that we contribute directly to federal or state Universal Service Funds.  We may also be required to meet various disability access requirements, number portability obligations, and interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act.  The imposition of such regulatory obligations or the imposition of additional federal, state or local taxes on our services could increase our cost of doing business and limit our growth.

We offer our products and services in other counties, and therefore could also be subject to regulatory risks in each such foreign jurisdiction, including the risk that regulations in some jurisdictions will prohibit us from providing our services cost-effectively or at all, which could limit our growth. Currently, there are several countries where regulations prohibit us from offering service.  In addition, because customers can use our services almost anywhere that a broadband Internet connection is available, including countries where providing broadband telephone service is illegal, the governments of those countries may attempt to assert jurisdiction over us.  Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business.  Any such violations could include prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, expose us to significant liability and regulation and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

The success of our business relies on customers’ continued and unimpeded access to broadband service. Providers of broadband services may be able to block our services or charge their customers more for also using our services, which could adversely affect our revenue and growth.

Our customers must have broadband access to the Internet in order to use our service.  Providers of broadband access, some of whom are also competing providers of voice services, may take measures that affect their customers’ ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services.

It is not clear whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use our service without interference. As a result of certain decisions by the U.S. Supreme Court and the FCC, providers of broadband services are subject to limited FCC regulation.  In August 2008, however the FCC found that it had authority to order a major cable operator to cease using network management practices that interfered with its broadband service users’ ability to use certain types of applications.  The cable operator sought judicial review of the FCC’s decision, and the court recently ruled that the FCC’s order lacked a sufficient statutory basis.  The FCC is currently considering a proposal by the FCC Chairman to apply certain sections of Title II of the Communications Act to the transmission component of broadband Internet access service.   In addition, the FCC has indicated it will commence a Notice of Proposed rulemaking to codify so-called network neutrality rules.  The outcome of these proceedings cannot be predicted.  Interference with our service or higher charges levied by broadband service providers for using our service could cause us to lose existing customers, impair our ability to attract new customers and harm our revenue and growth.

We may be bound by certain FCC regulations relating to the provision of E-911 service, and if we fail to comply with new FCC regulations requiring us to provide E-911 emergency calling services, we may be subject to fines or penalties.

In 2005, the FCC issued regulations requiring interconnected voice-over broadband providers to notify customers of any differences between the broadband telephone service emergency calling services and those available through traditional telephone providers and obtain affirmative acknowledgments from customers of those notifications. While we do not believe the FCC’s rules currently apply to our offering, the FCC could, however, clarify or modify its ruling to obligate us to provide E-911 services according to its specific requirements. According to the FCC’s rules certain broadband communications companies must offer enhanced emergency calling services, or E-911, to all of customers located in areas where E-911 service is available from their traditional wireline telephone company.  E-911 service allows emergency calls from customers to be routed directly to an emergency dispatcher in a customer’s registered location and gives the dispatcher automatic access to the customer’s telephone number and registered location information.

The consequences of failure to comply fully with the FCC’s orders currently are unclear.  Limitations on our ability to provide E-911 service or to comply with changing mandates of the FCC could materially limit our growth and have a material adverse effect on our profitability.

Regulatory rulings and/or carrier disputes could affect the manner in which we interconnect and exchange traffic with other providers and the costs and revenues associated with doing so.

We exchange calls with other providers pursuant to applicable law and interconnection agreements and other carrier contracts that define the rates, terms, and conditions applicable to such traffic exchange. The calls we exchange originate from and terminate to a customer that uses a broadband Internet connection to access our services and are routed using telephone numbers of the customer’s choosing. There is uncertainty, however, with respect to intercarrier compensation for such traffic. The FCC has issued a number of rulings asserting its jurisdiction over such traffic, but to date it has not issued any rulings on the scope and rate of intercarrier compensation to be paid by carriers exchanging voice traffic that originates on a broadband Internet connection and terminates to the public switched telephone network or vice versa. Various state commissions have also issued rulings with respect to the exchange of different categories of traffic under interconnection agreements. To the extent that another provider were to assert that the traffic we exchange with them is subject to higher levels of compensation than we, or the third parties terminating our traffic to the PSTN, pay today (if any), or if a provider from whom we collect compensation for the exchange of such traffic were to refuse to pay us going forward, we may need to seek regulatory relief to resolve such a dispute. Given the uncertainty surrounding the current intercarrier compensation regime, we cannot guarantee that the outcome of any proceeding would be favorable, and an unfavorable ruling could adversely affect the amounts we collect and/or pay to other providers in connection with the exchange of our traffic.

Our business is subject to privacy and security risks.  If we are unable to protect the privacy of our customers making calls using our network, or information obtained from our customers in connection with their use or payment of our services , in violation of privacy or security laws or expectations, we could be subject to liability and damage to our reputation.

Customers may believe that using our services to make and receive telephone calls using their broadband connection could result in a reduction of their privacy, as compared to traditional wireline carriers.  Additionally, our website, www.magicjack.com, serves as an online sales portal.  We currently obtain and retain personal information about our website users in connection with such purchases.  In addition, we obtain personal information about our customers as part of their registration to use our products and services.  Federal, state and foreign governments have enacted or may enact laws or regulations regarding the collection and use of personal information.

Possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of data breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We may incur expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

We have a stringent privacy policy covering the information we collect from our customers and have established security features to protect our network. However, our security measures may not prevent security breaches.  We may need to expend resources to protect against security breaches or to address problems caused by breaches.  If unauthorized third parties were able to penetrate our network security and gain access to, or otherwise misappropriate, our customers’ personal information or be able to access their telephone calls, it could harm our reputation and, therefore, our business and we could be subject to liability. Such liability could include claims for misuse of personal information or unauthorized use of credit cards.  These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. Internet privacy is a rapidly changing area and we may be subject to future requirements and legislature that are costly to implement and negatively impact our results.

Risks Related to Network Security

Network failures or system breaches could cause delays or adversely affect our service quality, which may cause us to lose customers and revenue.

In operating our network, we may be unable to connect and manage a large number of customers or a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for our services and adversely affect our operating results. In addition, computer viruses, break-ins, human error, natural disasters and other problems may disrupt our network. The network security and stability measures we implement may be circumvented in the future or otherwise fail to prevent the disruption of our services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to our customers, which could decrease demand, decrease our revenue and slow our planned expansion.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.

Our success depends on the efficient and uninterrupted operation of our software and communications systems. A failure of our network could impede the delivery of services, customer orders and day-to-day management of our business and could result in the corruption or loss of data.  Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various network facilities could result in interruptions in the flow of data to our servers and from our servers to our customers.  In addition, any failure by our computer environment to provide our required telephone communications capacity could result in interruptions in our service.  Additionally, significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed, could damage our reputation and harm our business. Finally, long-term disruptions in infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, and acts of terrorism (particularly involving cities in which we have offices) could adversely affect our businesses. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on reasonable terms, or at all.  We cannot assure you that this policy will cover any claim against us for loss of data or other indirect or consequential damages and defending a lawsuit, regardless of its merit, could be costly and divert management’s attention.  In addition to potential liability, if we experience interruptions in our ability to supply our services, our reputation could be harmed and we could lose customers.

Our service requires an operative broadband connection, and if the adoption of broadband does not progress as expected, the market for our services will not grow and we may not be able to grow our business and increase our revenue.

Use of our service requires that the user be a subscriber to an existing broadband Internet service, most typically provided through a cable or digital subscriber line, or DSL, connection. Although the number of broadband subscribers in the U.S. and worldwide has grown significantly over the last five years, this service has not yet been adopted by all consumers and is not available in every part of the United States and Canada, particularly rural locations.  If the adoption of broadband services does not continue to grow, the market for our services may not grow.

Risks Relating Primarily to our Incorporation in Israel

Certain provisions of our articles of association and Israeli law could delay, hinder or prevent a change in our control.

Our Articles of Association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that our board of directors is divided into three classes, each serving a three-year term. In addition, certain provisions of the Companies Law could also delay or otherwise make more difficult a change in our control.

It may be difficult to pursue an action in the U.S. or to enforce a U.S. judgment, including actions or judgments based upon the civil liability provisions of the U.S. federal securities laws, against us and our executive officers and directors, or to assert U.S. securities law claims in Israel.

Certain of our directors and officers are not residents of the United States and certain of their assets and our assets are located outside the United States.  Without consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors and officers who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws.

An investor also may find it difficult to enforce a U.S. court judgment in an Israeli court, including a judgment based on federal securities laws.  An Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, or against our directors and officers. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, and not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.

We are a “foreign private issuer” and you will receive less information than you would about us from a domestic U.S. corporation.  In addition, we have opted out of certain Nasdaq Marketplace listing requirements.

As a “foreign private issuer,” we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, our directors, executive officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain some information relating to us as you would for a domestic U.S. corporation.  Also, as a “foreign private issuer” listed on the Nasdaq Capital Market, we may follow home country practice with regard to certain matters instead of complying with the relevant Nasdaq Marketplace Rules, including distribution of annual and quarterly reports to shareholders, approval of related party transactions, composition of the board of directors, approval of compensation of executive officers, director nomination process and regularly scheduled meetings at which only independent directors are present and obtaining shareholder approval for certain dilutive events (such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  We have informed Nasdaq that we will follow Israeli practice in lieu of complying with Nasdaq Marketplace Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process), 5605(b)(2) (regularly scheduled meetings of the company’s independent directors), 5620(c) (regarding quorum at shareholder meetings), 5635(c) (regarding the establishment of or a material amendment to a stock option or purchase plan or other equity compensation arrangement) and Nasdaq Marketplace Rule 5635 (shareholder approval).

Certain benefits available to us from Israeli government programs may be discontinued or reduced at any time, which would likely increase our research and development expenses.

VocalTec benefits from participation by the OCS in certain of our research and development projects. To be eligible for these participations, we must continue to meet certain conditions. There can be no assurance that such participations will be continued at their current levels or otherwise.  The termination or reduction of the participation of the OCS in research and development projects is likely to increase our net research and development expenses or limit or terminate certain research and development projects.  In addition, our royalty payment obligation towards the OCS will continue even if we receive no additional, or reduced, grants from the  OCS.

The grants we have received from the Israeli government for certain research and development expenditures restrict our ability to manufacture product and transfer technologies outside of Israel and require us to satisfy specified conditions.  If we fail to satisfy these conditions, we may be required to refund grants previously received,  together with interest and penalties.

VocalTec’s research and development efforts have been financed, in part, through grants received from the OCS.  VocalTec, therefore, must comply with the requirements of the Research Law.  Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding. There is no assurance that we would receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the additional restrictions, including payment to OCS of a portion of any consideration received from a transfer of technology to a non-Israeli company, or conditioning such transfer upon an increase in the royalty rate.  These restrictions may impair our ability to sell our company, technology, assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

Risks Relating to the Merger

If we are not successful in integrating our organizations, we will not be able to operate efficiently after the merger.

Achieving the benefits of the merger will depend in part on the successful integration of VocalTec’s and YMax's operations and personnel in a timely and efficient manner.  The integration process requires coordination of different development and engineering teams, and involves the integration of systems, applications, policies, procedures, business processes and channel operations.  This integration will be difficult, unpredictable, and subject to delay due to the coordination of geographically separate organizations and because of possible cultural conflicts and different opinions on technical decisions and product roadmaps.  If we cannot successfully integrate our operations and personnel, we will not realize the expected benefits of the merger.

Integrating our companies may divert management's attention away from our operations.

Successful integration of VocalTec’s and YMax’s operations, products and personnel may place a significant burden on our management and our internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business, and if such integration is not successful we may not realize the expected benefits of the merger.

We expect to incur significant costs integrating YMax’s operations, products and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining research and development teams and processes;

•	reorganization or closures of facilities; and

•	relocation or disposition of excess equipment.

In addition, we expect to incur significant costs in connection with the merger. We do not know whether we will be successful in these integration efforts or in consummating the merger and cannot assure you that we will realize the expected benefits of the merger.

If we fail to retain key employees, the benefits of the merger could be diminished.

The successful combination of VocalTec and YMax will depend in part on the retention of key personnel. There can be no assurance that VocalTec will be able to retain its or YMax’s key management, technical, sales and customer support personnel.  If we fail to retain such key employees, we may not realize the anticipated benefits of the merger.

Our sales could decline if customer relationships are disrupted by the merger.

Our customers may not continue their current buying patterns during the pendency of, and following, the merger.   Any significant delay or reduction in orders for VocalTec’s or YMax’s products could harm the combined company's business, financial condition and results of operations.   Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of VocalTec’s or YMax’s products and the combined company's future product strategy, or consider purchasing products of our competitors.   Customers may also seek to modify or terminate existing agreements, or prospective customers may delay entering into new agreements or purchasing our products.   In addition, by increasing the breadth of VocalTec’s or YMax’s business, the merger may make it more difficult for the combined company to enter into relationships, including customer relationships, with strategic partners, some of whom may view the combined company as a more direct competitor than either VocalTec or YMax as an independent company.

Management’s Discussion and Analysis of VocalTec’s Financial Condition and Results of Operation

For purposes of the Management’s Discussion and Analysis of VocalTec’s Financial Condition and Results of Operation below, the terms “we”, “us,” “our,” or “the Company” refer solely to VocalTec prior to the Merger, and do not reflect the transaction with YMax.

Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on May 12, 2010.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ significantly from those projected in the forward-looking statements.  Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and described in Item 3.D - Key Information - Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

Overview

We are a provider of carrier-class multimedia and voice-over-IP (VoIP) solutions for fixed line and wireless communication service providers. We develop and market an extensive VoIP offering that enables the flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators, resellers and equipment manufacturers, we serve an installed base of leading service providers. Designed for easy integration in multi-vendor environments, our solutions handle call control, media processing, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, Sigtran, ISUP, MAP, INAP and CAMEL and incorporate various elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development activities, including outsourcing certain research and development assignments. We expect to participate only in OCS royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Growth in the fixed line VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and easily add new, advanced services to their offering. In the wireless space, growth in VoIP is driven by WiMAX providers gradually adding voice to their broadband offering as well as by mobile providers currently deploying packet-based solutions primarily as a means to reduce service costs associated with their international calling and roaming offerings. While there are favorable industry trends that we believe create an opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP infrastructure by telecommunications service providers and our ability to penetrate the market with new products and gain market share. The economic downturn experienced in 2009, in fact lead to communications service providers adopt a more cautious approach to capital spending.

We plan to increase our market share in the growing VoIP market, with an obvious focus on our target geographies. In 2006, we started selling our products in new regions, including Russia, Africa and Vietnam. In late 2006, we started selling our products also to resellers/systems integrators, resulting in an increase in the number of transactions. In 2007, while continuing to sell our solutions to the markets discussed above, we also began selling our solutions to Latin America both directly and through resellers/systems integrators. In 2008, while continuing to sell our solutions in Europe and North America, we focused our marketing efforts in the Former Soviet Union, Latin America and Africa. This continued through 2009, where we saw further growth in our activity in Russia and the Former Soviet Union as well as in the African region. We continued developing the markets of Latin America and South East Asia. These represent our current target markets.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, and are the basis for the discussion and analysis of our results of operations, liquidity and capital resources. Our functional and reporting currency is the U.S. Dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Matters.”   Our reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

Revenues

In 2009, we had sales of $6.4 million, compared to $6.1 million in 2008. Through2009, we generated our revenues from sales of our products (primarily the Essentra family products) and related services. Sales of products accounted for 66% of our revenues in 2009 compared to 65% in 2008.

In late 2006, we began marketing and selling our products also through resellers/systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is generally lower than the prices to end customers. As a result of the sale to resellers/system integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions.  Sales to most of our customers are generally made under short-term non-cancelable purchase orders. Although our customers may provide us with forecasts, our ability to predict revenues in any future period is limited and subject to change based on demand for our customers' equipment.

We market and sell our products worldwide. The percentages of our revenues by geographic area for the periods indicated were as follows:

YEAR ENDED DECEMBER 31,

	2007	2008	2009
	%	%	%
Russia	28	51	24
Germany	23	16	15
Italy	15	11	5
Iceland	3	1	1
Europe - other	11	1	1
Americas (principally United States)	6	6	5
Asia	2	3	4
Israel	3	6	7
Africa and Middle East	9	5	38
	100%	100%	100%

We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

Critical Accounting Policies

Our discussion and analysis of our financial condition and the results of operations is based on our consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories accounting for stock-based compensation and taxation.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

Impairment of Long-Lived Assets

The long-lived assets and finite-lived intangible assets of the Company and its  subsidiaries are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment-Subsequent Measurement”, when events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its estimated fair values.

We use the income approach in order to determine the fair value of intangible assets, as no quoted price in active market exists for such assets. The income approach requires management to predict forecasted cash flows, including estimates and assumptions related to revenue growth rates and operating margins, future economic and market conditions. Our estimates of market segment growth and our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.  Actual future results may differ from those estimates.

As required by ASC 820, “Fair Value Measurements”, starting January 1, 2009, the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

Revenue Recognition

The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services, and in addition, from providing system integration and products arrangements for which revenues are generated on a fixed price basis. The Company's products are sold both to end users and to resellers, who are considered end-users for the purpose of revenue recognition.

Revenue from licensing of software products and systems is recognized when all the following criteria (which is outlined in ASC 985-605, “Software Revenue Recognition”), are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or is determinable and collectability is reasonably assured.  The Company does not grant a right of return to its customers.

Due to a limited number of separate support services and maintenance contracts consummated through 2007-2009, VSOE is not attainable to support allocation of services and maintenance revenues. Accordingly, recognition of revenues from bundled software arrangements are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, provided that all other revenue recognition criteria are met.

When an arrangement provides for acceptance of the product by the customer, revenue is only recognized when such acceptance is received from the customer.   In certain cases, when the Company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, and provided all other revenue recognition criteria have been met.

Revenues from arrangements including training and installation services are recognized only after the services are performed.

Revenues from software maintenance and technical support contracts are recognized on a straight-line basis over the term of the maintenance and support arrangement.

Revenues from system integration long-term projects are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these type of contracts are recognized in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts,” using contract accounting based on the percentage of completion method.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded  using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, revenues and profit are recorded based on the ratio of costs incurred to estimated total costs at completion.

A number of internal and external factors may affect the Company's costs estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company's consolidated financial statements. Changes in estimates due to changes in estimates resulting from differences between actual performance and original forecasts are recorded in the results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009, there was no provision for losses.

The Company believes that the use of the percentage of completion method is appropriate as it has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

As of December 31, 2009, the Company adjusted the estimates of a project that was signed with one of its major customers during the year. Such adjustments were required in order to address a delay in the progress in this project. The Company does not expect any loss from this project. As of the date of this report, a material progress was achieved and the project is supposed to continue as planned.

Income Taxes

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2009, a full valuation allowance was provided by the Company. See Note 15 to the Financial Statements for the impact of an amendment ASC No. 740, Accounting for Uncertainty in Income Taxes.

On January 1, 2007, the Company adopted an amendment to ASC 740-10 (originally issued as “FIN 48”). The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax. The Company recognized an increase of approximately $34 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit. See also Note 15 to the Financial Statements.

Share-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company estimated the value of equity employee stock options on the date of grant using a Black-Scholes option-pricing valuation model. The fair value of stock options awards, as determined on the date of grant, is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and the expected term of the options. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

In addition, ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expenses recognized in such future periods will be higher.

The Company recognizes compensation expense for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales

In 2009, we had sales of $6.4 million, compared to $6.1 million in 2008, an increase of $0.3 million, or 5%. Through 2009, we generated our revenues from sales of our products (primarily the Essentra family of products), from providing system integration and products arrangements on a fixed price basis, and from the sale of maintenance, support and other services. Sales of products accounted for 66% of our revenues in 2009, whereas sales of services accounted for 34% of our revenues in 2009. Sales in 2009 included an amount of $2.2 million to a significant customer that was accounted for under contract accounting and recognized based on the percentage to completion method. As of December 31, 2009, we adjusted the estimates of this project in order to address a delay in the project's progress. As of the date of the annual report for the fiscal year ended December 31, 2009, most of the reasons for the delay were resolved.

Due to a limited number of separate support services and maintenance contracts consummated during such years, and since the Company began providing its services through distributors and integrators (resulting in inconsistencies of the portion of the contracts that is attributed to services), the Company was unable to establish VSOE (as defined under “Revenue Recognition” above) with respect to the support services and maintenance provided by the Company subsequent to January 1, 2007. Accordingly, revenues from bundled software arrangements in 2007 through 2009 are recognized ratably over the last deliverable element in the arrangement, which is typically the support and maintenance service period, assuming all other revenue recognition criteria are met. Revenues from system integration long-term projects are recognized in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts,” using contract accounting based on the percentage of completion method. For additional information on our revenue recognition policies, see Note 2(j) to the financial statements included as an exhibit to our annual report for the fiscal year ended December 31, 2009.

In 2009, we continued selling our products also to resellers/systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is lower than the prices to end customers. As a result of the sale to resellers/systems integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions. We expect to continue selling our products through such channels.

In 2009, we continued selling our Essentra family of products as part of solutions consisting also of certain hardware that we purchase from third parties, resulting in a continuous increase in sales.

To date, we have derived a substantial portion of our revenues from a relatively small number of customers (including resellers/systems integrators and partners). Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

YEAR ENDED DECEMBER 31

	2007	2008	2009
Deutche telecom	22%	15%	14%
Mobifon 2000	12%	26%	*
Integrated Networks	10%	*	*
ITI	*	14%	*
Inline	*	*	10%
Mobitel	*	*	35%
* less than 10%

Total sales to the foregoing major customers accounted for 44%, 55% and 59% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

In 2009, the Company focused its marketing efforts in the Former Soviet Union, Africa, Latin America and South-East Asia. The Company expects to continue focusing on these target markets in 2010.

Cost of Sales

Cost of sales in 2009 was $2.3 million, or 36% of sales, compared with $2.9 million, or 48% of sales (including an amortization of acquired intangibles in the amount of $0.3 million), in 2008. The effect of the amortization of acquired intangibles as a percentage from sales in 2008 was 5% and in 2009 0%. Cost of products was $1.8 million in 2009 and $2.0 million in 2008. Cost of services was $0.6 million in 2009 and in 2008.

The decrease in the cost of sales in 2009 compared to 2008 resulted mainly from a higher percentage of software included in product revenues.

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the OCS.

In 2009, gross margins were 64%. In 2008, gross margins were 52%, including amortization of acquired intangibles, which decreased the gross margins from 57%.

Operating Expenses

Research and Development, Net

Research and development costs, net, were $2.1 million in 2009, including a $0.4 million OCS grant, compared with $4.2 million in 2008, including a $0.1 million OCS grant, representing 32% and 68% of sales in 2009 and 2008, respectively. Research and development costs, net, consist principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities' costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing.  Research and development costs, net, in 2009 and 2008 included stock-based compensation amounts of $120,000 and $357,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization incurred between the completion of both: (1) product design and (2) either of a working model or a detailed program design and the point of time the product is available for general release, has been insignificant. The decrease in research and development costs in absolute numbers in 2009 compared to 2008 resulted mainly from a material decrease in the total operating expenses of the Company (mainly salaries and other employee-related overhead expenses) in 2009 compared to 2008, in addition to a decrease in the total number of R&D employees in Israel and a measured migration of certain R&D activities towards our less costly offshore development activity.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development activities, including outsourcing certain research and development assignments.

Our research and development efforts in 2009 have been financed primarily from internal resources, in addition to a grant made by the OCS. In previous years we also participated, and we may participate in the future, in OCS royalty-bearing programs. Pursuant to the terms of the OCS royalty-bearing program, we are required to pay royalties of between 3.5% and 4.5% of sales of products and related services developed in any project partially funded by the OCS, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S. dollar deposits. We may apply in future years for additional grants from the OCS; however, there is no assurance that we will be awarded any such future grants.

Our research and development expenses in 2009 and 2008 were net of participation from the OCS. In 2009 and 2008, participation received or accrued from the OCS was $0.4 million and $0.1 million, respectively. In 2009, we paid or accrued royalties to the OCS in an aggregate amount of approximately $225,000 compared with $208,000 in 2008. As of December 31, 2009, our contingent liability to the OCS amounted to approximately $22 million. During 2008, we recorded an aggregate income of $14.9 million, resulting from the sale of 15 of our patents and certain patent-related rights.

Selling and Marketing

In 2009, selling and marketing expenses were $3.0 million, or 48% of sales, compared with $3.6 million, or 58% of sales in 2008. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales and marketing personnel. Selling and marketing expenses in 2009 and 2008 included stock-based compensation amounting to $127,000 and $263,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The decrease in selling and marketing costs in absolute numbers in 2009 compared to 2008 resulted mainly from a material decrease in the total operating expenses of the Company (mainly salaries and other employee-related overhead expenses) in 2009 compared to 2008.

General and Administrative

In 2009, general and administrative expenses were $2.1 million, or 34% of sales, compared with $2.7 million, or 44% of sales, in 2008. General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, directors' fees, directors and officers insurance, finance, logistics, human resources, communication, information systems and administrative personnel.  General and administrative expenses in 2009 and 2008 included stock-based compensation amounting to $680,000 and $532,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718.  General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations.  The decrease in general and administrative costs in absolute numbers in 2009 compared to 2008 resulted mainly from a material decrease in the total operating  expenses of the Company (mainly salaries and other employee-related overhead expenses) in 2009 compared to 2008.

Impairment of Goodwill and Intangible Assets

In 2008, we recorded approximately $4.0 million in expenses relating to impairment of goodwill and intangible assets. Under ASC 350, Intangibles-Goodwill and Others, goodwill is tested for impairment at least annually (or more frequently if impairment indicators arise). Under ASC 360, “Property, Plant and Equipment-Subsequent Measurement”, amortizable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company performed an impairment test mainly due to the fact that in addition to its losses, as of December 31, 2008, the Company's market capitalization was lower than the Company's shareholders' equity as of such date. No impairment of intangible assets was recorded in 2009, due to the fact that, among others, the Company's market capitalization was higher than the Company's shareholders' equity.

Finance Income, Net

Finance income, net, in 2009 consisted principally of interest income received in connection with our bank deposits, less bank charges and currency differences between the NIS and US dollar. In 2009, finance income, net, was $132,000, or approximately 2% of sales, compared to $90,000, or 1.5% of sales, in 2008.  The increase from 2008 to 2009 is mainly due to changes in currency exchange rates between the US dollar and NIS.

Taxes on Income, Tax Refunds and Tax Benefits

In 2009, VocalTec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of a reduced corporate tax rate of 25% until the earlier of (i) seven to ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2009, we had net operating loss carryforwards in Israel of approximately $192 million ($141 million allocated to VocalTec and $51 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. Management currently believes that since the Company has a history of losses, it is more likely than not that the operating losses will not be utilized. As a result, the Company provides full valuation allowance to completely reduce the deferred tax assets.  As of December 31, 2009, valuation allowance amounted to approximately $35million comprised mostly from carry forward loss. We also had an aggregate net-operating loss carryforwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company following the merger between Vocaltec and Tdsoft in November 2005 (for additional information, see Item 10E - “taxation and government programs” in the VocalTec consolidated financial statements filed as part of VocalTec’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009). Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

Net Income (Loss)

Net loss in 2009, was $2.5 million, compared with a net income of $3.7 million in 2008, including income from sale of patents in the amount of $14.9 million and impairment of goodwill and intangible assets in the amount of $4.0 million.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in NIS and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2009, the rate of inflation in Israel was 3.9% and the rate of appreciation of the NIS in relation to the dollar was 0.7%.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales

In 2008, we had sales of $6.1 million, compared to $5.8 million in 2007, an increase of $0.3 million, or 6%. Through 2008, we generated our revenues from sales of our products (primarily the Essentra family of products) and from the sale of maintenance, support and other services. Sales of products accounted for 65% of our revenues in 2008, whereas sales of services accounted for 35% of our revenues in 2008. Due to a limited number of separate support services and maintenance contracts consummated during such years, and since the Company began providing its services through distributors and integrators (resulting in inconsistencies of the portion of the contracts that is attributed to services), the Company was unable to establish VSOE with respect to the support services and maintenance provided by the Company subsequent to January 1, 2007.  Accordingly, revenues from bundled software arrangements in 2007 and 2008 were recognized ratably over the last deliverable element in the arrangement, which is typically the support and maintenance service period, assuming all other revenue recognition criteria are met. The increase in our revenues from the sale of products resulted from the deferral of approximately $2.7 million of revenues from 2007 to 2008, due to the Company's inability for the first time to establish VSOE during 2007. The decrease in revenues from the sale of services in 2008 compared to 2007 resulted mainly from cancellation of a yearly support contract from one of our major customers.

In 2008, we continued selling our products also to resellers/systems integrators and partners. We sell our products to such resellers/systems integrators/partners for a consideration that is lower than the prices to end customers.  As a result of the sale to resellers/systems integrators, we gain access to a broader range of customers, resulting in a larger amount of transactions.

In 2008, we continued selling our Essentra family of products as part of solutions consisting also of certain hardware that we purchase from third parties, resulting in an increase in sales (some of which were deferred from 2007, as described above).

In 2008, while continuing to sell our solutions in Europe and North America, the Company focused its marketing efforts in the Former Soviet Union, Latin America and Africa.

Cost of Sales

Cost of sales in 2008 was $2.9 million, or 48% of sales (including an amortization of acquired intangibles in the amount of $0.3 million), compared with $3.4 million, or 59% of sales (including an amortization of acquired intangibles in the amount of $0.4 million and inventory write-off in the amount of $0.5 million), in 2007. The effect of the amortization of acquired intangibles as a percentage from sales was 5% in 2008 compared with 15% effect of the amortization of acquired intangibles and inventory write off in 2007.   Cost of products was $2.0 million in 2008 and 2007. Cost of services was $0.6 million in 2008 compared with $0.5 million in 2007.

The decrease in the cost of sales in 2008 compared to 2007 resulted from the inventory write-off in 2007, which also explains the decrease in the cost of sales as a percentage of sales in 2008 compared to 2007.

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the OCS.

In 2008, gross margins were 52%, including amortization of acquired intangibles, which affected the gross margins by 5%. In 2007, gross margins were 41%, including amortization of acquired intangibles and an inventory write-off, which affected the gross margins by 15%.

Operating Expenses

Research and Development, Net

Research and development costs, net, were $4.2 million in 2008, compared with $4.6 million in 2007, representing 68% and 79% of sales in 2008 and 2007, respectively. Research and development costs, net, consist principally of salaries and benefits for software and hardware engineers and sub-contractors, related facilities' costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net, in 2008 and 2007 included stock-based compensation amounts of $357,000 and $353,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718.  None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The decrease in research and development costs in absolute numbers in 2008 compared to 2007 resulted mainly from a material decrease in the number of R&D employees in 2008 compared to 2007, offset by a decrease in OCS grants.

Our research and development efforts in 2008 have been financed primarily from internal resources. In previous years, we participated only in OCS of Israel royalty-bearing programs. Pursuant to the terms of the OCS royalty-bearing program, we are required to pay royalties of between 3.5% and 4.5% of sales of products and related services developed in any project partially funded by the OCS, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at the annual rate of Libor applicable to U.S. dollar deposits.

Our research and development expenses in 2008 and 2007 were net of participation from the OCS. In 2008 and 2007, participation received or accrued from the OCS was $0.1 million and $0.8 million, respectively. In 2008, we paid or accrued royalties to the OCS in an aggregate amount of approximately $208,000 compared with $175,000 in 2007. As of December 31, 2008, our contingent liability to the OCS amounted to approximately $22 million. During July 2008, the Company consummated the sale of 11 of its patents for an aggregate selling price of $12.5 million. On July 13, 2008, the OCS approved the consummation of the foregoing sale, subject to the payment to the OCS of approximately $2.08 million, leading to net proceeds of $10.4 million. During December 2008, the Company consummated the sale of four of its patents for an aggregate selling price of $7.0 million. The OCS approved the consummation of the foregoing sale, with no royalty payment obligation.

Selling and Marketing

In 2008, selling and marketing expenses were $3.6 million, or 58% of sales, compared with $4.7 million or 82% of sales in 2007. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales and marketing personnel. Selling and marketing expenses in 2008 and 2007 included stock-based compensation amounting to $263,000 and $224,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The decrease in selling and marketing expenses in absolute numbers in 2008 compared to 2007 resulted primarily from decrease in travel, marketing and subsidiaries-related expenses.

General and Administrative

In 2008, general and administrative expenses were $2.7 million, or 44% of sales, compared with $2.0 million, or 35% of sales, in 2007. General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, directors' fees, directors and officers insurance, finance, logistics, human resources, communication, information systems and administrative personnel.  General and administrative expenses in 2008 and 2007 included stock-based compensation amounting to $532,000 and $552,000, respectively, due to recognition of expense for share based payments accounted for under ASC 718.  General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations.  The increase in general and administrative expenses in absolute numbers resulted primarily from the increase in professional services and salary expenses.

Impairment of Goodwill and Intangible Assets

In 2008, we recorded approximately $4.0 million in expenses relating to impairment of goodwill and intangible assets, compared to approximately $5.4 million in 2007. Under Statement of ASC 350, “350 Intangibles—Goodwill and Other” (formerly FAS 142), goodwill is tested for impairment at least annually (or more frequently if impairment indicators arise). Under Statement of ASC 360, “Property, plant and equipment” (formerly FAS 144), amortizable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company decided to use an income approach instead of the market price of the Company's shares mainly due to the fact that in addition to its losses, as of December 31, 2008 and 2007, the Company's market capitalization was lower than the Company's shareholders' equity as of such date.

Income for Sale of Patents, Net

During 2008, we recorded an aggregate income of $14.9 million, resulting from the sale of 15 of our patents and certain patent-related rights. Income from sales of patents is included in operating expenses due to the fact that the patents are a direct result of the Company's current operations.

Finance Income, Net

Finance income, net in 2008 consisted principally of interest income received in connection with our bank deposits, less bank charges and currency differences between the NIS and US dollar. In 2008, finance income, net was $90,000, or approximately 1.5% of sales, compared to $230,000, or 4% of sales, in 2007. The decrease from 2007 to 2008 is mainly due to decrease in interest income from bank deposits attributed to material decrease in interest rates during these years.

Taxes on Income, Tax Refunds and Tax Benefits

As of December 31, 2008, we had net operating loss carryforwards in Israel of approximately $194 million ($141 million allocated to VocalTec and $53 million allocated to Tdsoft). This net-operating loss may be carried forward and offset against future taxable income under applicable tax laws. Management believes that since the Company has a history of losses, it is more likely than not that the operating losses will not be utilized. As a result, the Company provides full valuation allowance to completely reduce the deferred tax assets.  As of December 31, 2008, valuation allowance amounted to approximately $48 million comprised mostly from carry forward loss. We also had an aggregate net-operating loss carryforwards in the U.S. of approximately $9 million, which may not be carried forward and offset against future taxable income due to change of control in the Company following the merger between Vocaltec and Tdsoft in November 2005.  Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

Net Income (Loss)

Net income in 2008, including net income of $14.9 million from the sales of our patents, was $3.7 million. Without the proceeds from the sales of our patents, we had a net loss of $11.2 million in 2008, compared with a net loss of $14.2 million in 2007.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels (NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2008, the rate of inflation in Israel was 3.8% and the rate of appreciation of the NIS in relation to the dollar was 1.1%.

Liquidity and Capital Resources

During the past three years, we covered our cash flow requirements with cash proceeds from sales of patents, operating revenues and grants from the OCS.

As of December 31, 2009, we had approximately $10.6 million in cash and cash equivalents and bank deposits, comprised of $7.5 million in cash and cash equivalents and $3.1 million in bank deposits. As of December 31, 2008, we had approximately $15.0 million in cash, cash equivalents and bank deposits.

As of December 31, 2009, we had working capital of approximately $7.8 million, compared with $10.1 million as of December 31, 2008. The net decrease in working capital during 2009 resulted primarily from the decrease in cash and cash equivalents and bank deposits during 2009.

Net cash used in operating activities was $4.1 million, $4.3 million and $3.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash provided by investing activities was $7.1 million, $4.8 million and $2.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in financing activities was $0.6 million in 2009.

The Company had no net cash generated by financing activities in 2008 and 2007.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2010 and possibly beyond if we do not sufficiently increase sales and reduce our costs. We believe that our current cash and cash equivalents balances, together with future estimated cash flows from operations and grants from the OCS, if received, are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Capital expenditures in 2009 were approximately $64,000, compared with $269,000 in 2008 and $178,000 in 2007.

We maintained annual car leases in the amount of approximately $313,000 in 2009, and our total liability for early termination of the leases is in the amount of up to approximately $38,000.

Inventory and Receivables

Inventories as of December 31, 2009 were $63,000, compared to $38,000 as of December 31, 2008.

Trade receivables are from sales of our products, primarily to telecommunications systems integrators, resellers and service providers. Trade receivables are presented at gross value less reserve for doubtful accounts of $0 as of December 31, 2009 and 2008. Trade receivables, net, as of December 31, 2009 and 2008 were $0.2 million.

Prepaid expenses and other receivables were $0.5 million as of December 31, 2009 and 2008.

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued an update to ASC 985-605, “Software-Revenue Recognition” (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. In such case the Company must also adopt the amendment to ASC 605-25 with respect to multiple-elements arrangements prior to January 1, 2011. The Company does not expect the adoption of the update to have a material impact on the Company's consolidated financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 605-25, “Revenue recognition - Multiple-Element Arrangements”, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

•	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

•
Require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”);

•	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

•	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

	Payments due by period (in thousands of dollars)
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years

Uncertain tax positions (1)	739	739	—	—	—

Operating Lease Obligations	597	177	160	160	100

Accrued severance pay (2)	1,030	—	—	—	1,030

(1)  Uncertain income tax position under ASC 740, “Income Taxes “are due upon settlement and we are unable to reasonably estimate the ultimate amount or  timing of settlement. See Note 15(i) in our Consolidated Financial Statements for further information regarding the Company's liability under ASC 740.

(2)  As of December 31, 2009 we had $826,000 in severance pay funds to cover such liabilities.

Management’s Discussion and Analysis of YMax’s Financial Condition and Results of Operation

For purposes of the Management’s Discussion and Analysis of YMax’s Financial Condition and Results of Operation below, the terms “we” and “the Company” refer solely to YMax prior to the Merger, and do not reflect the transaction with VocalTec.

Our operating results and financial condition have varied in the past and could in the future vary significantly depending on a number of factors. From time to time, information provided by us or statements made by our employees contain “forward-looking” information that involves risks and uncertainties.  These statements are neither promises nor guarantees.  Our actual results of operations and financial condition have varied and could in the future vary significantly from those stated in any forward-looking statements.  The factors described in this Report on Form 6-K under “Forward Looking Statements” and “Risk Factors,” among others, could cause actual results to differ materially from those contained in this Report on Form 6-K or presented elsewhere by our management from time to time.   Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

Introduction

The following is a discussion of our financial condition and results of operations for the fiscal years ended December 31, 2009, 2008 and 2007. This discussion should be read in conjunction with our Consolidated Financial Statements, and the Notes thereto, included elsewhere herein and the Selected Financial Data included elsewhere herein. The results of operations for the periods presented in this report are not necessarily indicative of the results expected for the full year or for any future period.

Executive Summary

We operate a proprietary telecommunications network and software platforms to deliver relevant, cost-effective telecommunications and other services and offer our customers access to our telecommunications network via the magicJack®.  In January 2008, we introduced the first product for use over our network - the magicJack®.  The magicJack® is a proprietary device weighing less than an ounce and plugs into a USB port on any computer enabling instant “voice over broadband” telephone service, as well as other patent pending and proprietary technologies designed to further enhance user mobility, connectivity and experience. The magicJack® takes less than a minute to install and can be used for a customer’s phone service or as a second line.  The magicJack® is portable and can be used anywhere a broadband connection and a computer are available. Upon installation of the magicJack®, a customer can plug a traditional telephone into the other end or use an intuitive softphone interface that appears on the computer screen, which the customer can use to place and receive calls. The magicJack® purchase price includes the magicJack® device and a one-year software license providing free broadband telephone service to anywhere in the U.S. or Canada for the first year. The magicJack® requires limited installation and support, and sells for substantially less than comparable equipment and services offered by our competitors. Our magicJack® service offerings include free local and long distance calling, free voice mail, directory assistance, and other features. Renewing customers receive those same services for each additional year for a very competitive annual fee, as compared to other providers.

We have built an Internet technology, sales and communication platform through which we provide proprietary products and services to customers worldwide. Our platform has numerous capabilities that enable us to offer a diverse range of services to consumers including voice communications, relevant ads and Internet retail sales.

We believe our sophisticated network is one of a kind.  We have built one of the largest telephone communications networks based on the number of states in which we operate within the United States. We have switches and related equipment in 32 major cities across the United States and can service our rapidly growing customer base.  Our network can also be scaled to support future growth.  Since our inception, we have focused on building our telecommunications network using a proprietary enhanced services platform to make and deliver calls in the most cost effective manner while maintaining superior quality voice applications.  The design of our network enables us to provide high-quality voice service at low cost, particularly compared to our competitors who use third-party carriers for their networks.  Our network uses over 50 gateways, 65 session border controllers, application servers, softswitches, and more than 130 servers.

Our Competitive Positioning

We believe that the key competitive factors in our market include:

•	pricing and cost structure;
•	ease of initial set-up and use;
•	call quality;
•	customer care; and
•	ease of use and the design of features and capabilities that are attractive to customers.

We compete primarily through the quality and cost structure of our network and our low pricing.   We believe that our large existing user base, competitive pricing, efficient customer acquisition model, low cost service delivery and customer care capabilities, position us well to compete effectively in the future.

Certain Trends and Uncertainties

The following represents a summary of certain trends and uncertainties which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. The summary, however, should be considered along with the factors identified in “Risk Factors,” of this Report on Form 6-K.

•	We continue to closely monitor current adverse economic conditions, particularly as they impact the provision of broadband telephone service and the internet, media and telecommunication industries.
•
We believe that competition will continue to increase. Increased competition could result from existing competitors or new competitors that enter the market because of the potential opportunity. We will continue to closely monitor competitive activity and respond accordingly. Increased competition could have an adverse effect on our financial condition and results of operations.

We believe that if we continue to grow revenue at expected rates, our cost of revenue and operating expenses, including sales and marketing, research and development and general and administrative expenses will increase in absolute amounts but decrease as a percentage of revenues.

For a description of the general trends we anticipate in various expense categories, see the “Cost of Revenue and Operating Expenses” section below.

Components of Revenue and Expenses

Revenues

We generate revenues primarily from the sale and shipping of the magicJack®, which includes a one-year license to access our network for year of free broadband telephone service to anywhere in the U.S. or Canada, subsequent license renewal fees for an additional one to five-year period, and sales of additional magicJack®-related services and fees. We sell magicJack units on a direct sales basis through our website and through national retailers on a resale basis. Shipping and handling fees are charged to customers purchasing magicJack units through our website.  License renewals are presently offered on a direct sales basis through our website or our softphone.  Combined revenues from the sale of the magicJack®, shipping and handling, license renewals and related services and fees, such as fees charged for custom phone numbers and changing a phone number assigned to an existing magicJack®, represented approximately 82%, 90% and 83% of our revenues in fiscal years 2009, 2008 and 2007, respectively.

We offer access to international calls to our customers at competitive rates on a prepaid basis.  In fiscal year 2009 and 2008, sales of access to international calls generated approximately 6% and 4% of our revenues, respectively.  We also collect fees from other carriers for calls terminated in our network as well as calls made to “800” numbers. These fees represented approximately 8% and 6% of our revenues in fiscal years 2009 and 2008, respectively. We did not collect any such fees in fiscal year 2007.

The remainder of our revenues, which comprises approximately 5% and 17% of our annual revenues in fiscal years 2009 and 2008, respectively, were from ancillary sales, consisting primarily of sales of hardware, software and service agreements sold by one of our wholly-owned subsidiaries.

Cost of Revenues

Cost of revenues consist primarily of the cost of magicJack® units sold, the direct cost of network and carrier services, costs incurred in the shipping and handling of magicJack® units and credit card fees related to our direct sales of magicJack. These costs are expensed as incurred as we ship products with a right of return under our 30-day free trial arrangement. We do not charge customers for shipping and handling until the 30-day free trial period has expired.

Our magicJack® units are manufactured in China by a foreign company under a manufacturing and supply agreement.   Certain components of the magicJack® unit are built to our specifications in foreign countries and then sent to our manufacturer for final assembly.

Network and carrier services include (i) access charges that we pay other carriers to terminate domestic and international calls on their networks, (ii) network transit costs of linking our switches to each other and linking with other carriers’ switches on the public switched telephone network, (iii) costs of colocating our switches in third party facilities, (iv) costs to provide 911 service to our customers, (v) cost of international minutes resold to our customers and (vi) other miscellaneous costs incurred in the operation of our network.

The remainder of our cost of revenues relates to our ancillary sales and consists primarily of cost of hardware and software sold by one of our wholly-owned subsidiaries, as well as other allocated costs.

Operating Expenses

Advertising and marketing expenses include the cost of internet marketing, print media, long and short form television commercials, and other promotional materials and activities. Advertising and marketing costs are expensed as incurred. In order to continue to grow our business and awareness of our products and services, we expect that we will continue to commit resources to our sales and marketing efforts. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of revenue over time as our revenue increases.

General and administrative expenses include personnel-related, network, outsourced customer care personnel cost, legal and professional fees to address our regulatory and compliance issues, bad debts, other costs incurred in the administration of our business and other allocated costs. We expect that general and administrative expenses will increase as we continue to add both internal and outsourced personnel to operate and maintain our network, provide customer care and enhance our internal information systems in connection with the growth of our business.

Research and development expenses consist primarily of personnel related costs for our development team, consulting fees associated with outsourced development projects, facilities rent, other development expenses and other allocated costs. We have focused our research and development efforts on both improving ease of use and functionality of our network, as well as developing new product offerings. A number of our software developers are outside consultants located in a foreign country. Therefore, a portion of research and development expense is subject to fluctuations in foreign exchange rates. We expect that research and development expenses will increase in absolute amount as we continue to enhance and expand our network and introduce new products, but will decrease as a percentage of revenue.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an on-going basis, including those related to revenue, trade receivables and allowance for doubtful accounts, the recoverability of long-lived assets, goodwill and other intangible assets, the value of common stock issued in business combinations or underlying our stock options, the expected forfeiture of stock options, income taxes and estimates of likely outcomes related to certain contingent liabilities. We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions. Critical accounting policies are those that are both most important to the portrayal of a company’s financial position and results of operations, and require management’s most difficult, subjective or complex judgments. The following accounting policies and estimates are those that management deems most critical. For a complete listing of our significant accounting policies, see Note 2, “Summary of Accounting Policies,” in the Notes to YMax’s Consolidated Financial Statements included elsewhere herein.

Business Combinations and Acquisitions

We allocate the purchase price of an acquired business, on a preliminary basis, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Purchase price allocations are considered preliminary until we have obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the “allocation period” for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively. Assets acquired in a business combination that will be sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued revised guidance for accounting for business combinations, and established the principles and requirements for how an acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

Previously, any changes in income tax valuation allowances as a result of income from acquisitions for certain deferred tax assets would serve to reduce goodwill. Under this revised guidance, any change in the valuation allowance related to income from acquisitions, currently or in prior periods, now serves to reduce income taxes in the period in which the reserve is reversed. Transaction related expenses that were previously capitalized are now expensed as incurred. As of December 31, 2008, we had no deferred transaction-related expenses for business combination transactions in negotiation. The provisions of this revised guidance apply prospectively to business combinations consummated on or after January 1, 2009 and we had no transition adjustments on January 1, 2009.

Revenue Recognition

We generate revenues primarily from: (i) the sale and shipping of the magicJack®, subsequent license renewal fees, and sales of additional magicJack®-related services and fees, (ii) telephony services charges and fees generated from the sale of access to international calls, fees for origination of calls to 800-numbers and charges for out-of-network calls terminated on the our network, and (iii) other ancillary sales. Revenue is recorded net of sales returns and allowances.  Our revenue recognition policies for each of these revenue sources are described below:

magicJack® Revenue

We recognize revenue from sale and shipping of direct sales of the magicJack® and subsequent license renewal fees over the license period associated with the respective initial license or renewal. Customers may purchase licenses for continued use of our software to access our network for additional years either when the original purchase is made, or at any time thereafter. The revenue associated with a license for additional years is deferred and recognized ratably over the extended license period.

Sales Return Policy

We offer our direct sales customers a 30-day free trial before have to pay for their magicJack® unit. We do not record or recognize revenue until the 30-day trial period has expired and a customer’s credit card has been charged.

Returns from retailers are accepted on an authorized basis.   We also offer certain retailers the right to return any unsold merchandise from their initial stocking orders up to the point that such retailers have obtained sales of an agreed number of magicJack® units. We estimate potential returns under these arrangements at point of sale and re-estimate potential returns on a quarterly basis.  For the fiscal year ended December 31, 2009, our estimates of returns and actual returns from initial stocking orders have not been materially different.

Telephony Services Revenue

Telephony revenue is recognized as minutes are used.  Telephony revenue is generated from the sale of international minutes, fees for origination of calls to 800-numbers and call termination fees charged to other telephone carriers on a per-minute basis for out-of-network calls terminated on our network.

Sales of Telecommunications Hardware, Software and Service Agreements

Revenues from sales of telecommunications hardware and our proprietary software are recognized at the time of shipment to customers. Revenues from service agreements are recognized over the term (generally one year) of the service agreement. Service agreements include maintenance, technical support, training and upgrades. If a service agreement for additional year(s) is purchased, the associated revenue is deferred and recognized ratably over the extended term of the service agreement. Revenues from sales of parts, services not covered by a service agreement and custom design services are recognized as parts are shipped or services are performed.

Trade Receivables and Allowance for Doubtful Accounts

Our trade receivables are comprised primarily of amounts owed to us by retailers who sell the magicJack® and of amounts owed by other carriers for calls terminated in our network. The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivables. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable.

Goodwill and Intangible Assets

We account for goodwill and indefinite-lived intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, “Intangibles – Goodwill and Other” (“ASC 350”). Our related indefinite-lived intangibles are tested annually in accordance with ASC 350 during the fourth quarter of each fiscal year to determine whether their carrying value exceeds their fair value. Goodwill and other indefinite-lived intangible assets are also tested for impairment on an interim basis if an event occurs or circumstances change between annual tests that would indicate that impairment exists.

In assessing goodwill and intangible assets for impairment, we determine our enterprise value by reference to recent sales of our common stock to non-affiliated investors and valuation analysis made in connection with acquisitions and stock option grants. We have not considered other factors such as a control premium for our common stock, which could affect our enterprise value. We compare our carrying value, including goodwill with our estimated enterprise value to determine whether our goodwill may be impaired. If an impairment or impairment trend is indicated, we will use discounted projected cash flows from operations to determine the implied fair value of our goodwill. If the carrying value of our goodwill exceeds its implied fair value, then an impairment has occurred, and impairment losses, if any, are reflected in operating income or loss in the Consolidated Statements of  Operations.

In accordance with ASC 350 and Topic 360, “Property, Plant and Equipment,” we review finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicates that the carrying amount of such assets may not be fully recoverable. In evaluating the fair value and future benefits of its long-lived and identified intangible assets subject to amortization, we perform an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. We recognize an impairment loss if the carrying value of an asset exceeds the expected future cash flows.

Identifiable intangible assets are stated at cost. Amortization is computed on identified intangibles subject to amortization using the accelerated and straight-line methods over the estimated useful lives of such assets, which range from three to seventeen years. The costs of developing our patents, patent applications and technology are charged to research and development expense.

Stock-based Compensation

Stock-based compensation generally consists of option grants or common stock awards to employees or consultants that are measured at grant date, based on the fair value of the award, and are recognized as an expense over the requisite service period.

The fair value of each option is estimated at the date of grant using the Black-Scholes option valuation model.  We estimate the fair value of the underlying common stock at the date of grant based on the valuation of our common stock or on recent sales of our common stock to non-affiliated investors and the expected stock price volatility based on historical volatility within a representative peer group of public companies. We also estimate expected award life as the term of the options as there is no public market for its common stock, and minimal forfeiture rates as all of our option grants have been fully vested at the date of grant.

Income Taxes

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their book basis using enacted tax rates in effect for the year the differences are expected to reverse.  We record a valuation allowance to reduce the deferred tax assets to the amount that we estimate is more likely than not to be realized.

We adopted certain provisions of ASC Subtopic 740-10, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“ASC 740-10”) as of January 1, 2007 with no material impact to our consolidated financial position or its results of operations. The provisions of ASC 740-10 prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Any interest or penalties resulting from examinations will be recognized as a component of the income tax provision.

Contingent Liabilities

Certain contingent liabilities may arise in the ordinary course of our business activities. We accrue for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. Reserves for contingent liabilities, if any, are reflected in our consolidated financial statements based on management’s assessment, along with legal counsel, of the expected outcome of the contingencies. If the final outcome of our contingencies differs from that currently expected, it would result in a change to earnings in the period determined.

Results of Operations

The following table presents our consolidated results of operations for the periods indicated (in thousands). The consolidated statement of operations below have been expanded to show the composition of our operating revenue and cost of revenues items to enable a more meaningful discussion of our operations.

	Fiscal Year Ended December 31,			2009 Compared to	2008 Compared to
	2009	2008	2007	2008	2007
Operating Revenue
Sale of magicJack®	$80,046	$25,021	$290	219.9%	* %
License renewals	5,390	-	-	*	*
Shipping and handling	10,733	4,592	21	133.7	*
magicJack®-related products	452	-	-	*	*
International prepaid minutes	6,584	1,401	-	370.0	*
Access charges	8,967	2,075	-	*	*
Other	5,640	-	64	*	*
Total Operating Revenue	117,812	33,089	375	256.0	*

Cost of Revenues
Cost of magicJacks® sold	23,358	9,284	657	151.6	*
Shipping and handling	2,233	3,614	147	(38.2)	*
Credit card processing fees	2,758	2,335	26	18.1	*
Network and carrier charges	25,575	10,202	2,251	150.7	*
Other	9,185	1,999	799	359.5	*
Total Cost of Revenues	63,109	27,434	3,880	130.0	*

Gross Profit (Loss)	54,703	5,655	(3,505)	867.3	(261.3)

Operating expenses:
Advertising	32,104	33,137	562	(3.1)	*
General and administrative	41,811	20,341	7,594	105.6	167.9
Research and development	5,483	1,654	1,526	231.5	8.4
Total operating expenses	79,398	55,132	9,682	44.0	469.4
Operating loss	(24,695)	(49,477)	(13,187)	(50.1)	*

Other income (expense):
Realized gains (losses) on marketable securities	4,298	(1,446)	-	*	*
Interest and dividend income	708	132	36	*	*
Interest expense	(1,180)	(982)	(801)	20.2	22.6
Loss on extinguishment of SJ Labs Note	(563)	-	-	*	*
Investment advisory fee	(1,115)	-	-	*	*
Other income (expense), net	7	-	-	*	*
Total other income (expense)	2,155	(2,296)	(765)	*	*
Net loss before income taxes	(22,540)	(51,773)	(13,952)		(271.1)
Income tax (benefit) expense	(9)	63	-	*	*
Net loss	$(22,531)	$(51,836)	$(13,952)	(56.5)	271.5

* - Not meaningful.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Operating Revenue

Total operating revenue was $117.8 million and $33.1 million for the fiscal year ended December 31, 2009 and 2008, respectively, representing an increase of $84.7 million, or 256.0%. This increase in revenues was primarily attributable to the following:

•
a $55.0 million increase in revenues recognized for the sale of magicJack® units as a result of a significant increase in sales, which resulted in the recognition of revenues for a higher number of active units, offset in part by a decrease in the average price of units sold a due to an increasing percentage of magicJack® units being sold to retailers and distributors at wholesale prices as opposed to direct sales to customers at retail prices;

•	a $6.9 million increase in revenues generated by access charges as the number of calls terminated in our network increased;
•	a $6.1 million increase in shipping and handling revenues as a result of a significant increase in revenues recognized from direct sales;
•	a $5.6 million increase in other revenues primarily as a result of revenues generated by our wholly-owned subsidiary, Stratus;
•	a $5.4 million increase in renewal revenues as a result of early customers staring to renew their licenses;
•
a $5.2 million increase in revenues from prepaid international minutes as a result of an increase in the number of customers, which resulted in higher sales and usage of prepaid international minutes; and

•	a $0.5 million increase in revenues from magicJack®-related products, which the Company started selling in 2009.

In late 2008 we started selling the magicJack® through retailers. In the fiscal year ended December 31, 2009 and 2008, sales of the magicJack® through retail outlets represented approximately 75% and 25%, respectively, of magicJack® units sold. For the same periods, direct sales represented approximately 25% and 75%, respectively, of magicJack® units sold.

For the fiscal year ended December 31, 2009, one customer, RadioShack, accounted approximately 10% of our total operating revenue. For the fiscal year ended December 31, 2008, no customer accounted for greater than 10% of our total operating revenue.

Cost of Revenues

Total cost of revenues was $63.1 million and $27.4 million for the fiscal year ended December 31, 2009 and 2008, respectively, representing an increase of $35.7 million, or 130.0%. This increase in cost of revenues was primarily attributable to the following:

•	a $15.4 million increase in network and carrier charges resulting from a higher number of active magicJack® units;
•	a $14.1 million increase in the cost of magicJack® units sold driven by the recognition of costs for a higher number of active units as a result of a significant increase in sales;
•
a $7.2 million increase in other costs of revenues primarily due to (i) an increase in personnel-related costs, (ii) higher bad debt expense, and (iii) costs related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009; and

•	a $0.4 million increase in credit card processing fees.

These items were partially offset by a $1.4 million decrease in other shipping and handling costs due to an increasing percentage of magicJack® units being sold through retailers and distributors as opposed to sold direct to customers.

Operating Expenses

Total operating expenses was $79.4 million and $55.1 million for the fiscal year ended December 31, 2009 and 2008, respectively, representing an increase of $24.3 million, or 44.0%. This increase in operating expenses was primarily due to a combined $25.3 million increase in general and administrative expenses and research and development expenses primarily attributable to higher personnel-related costs, including $23.0 million of the 2009 bonus for 2009 services.  These increases were partially offset by a $1.0 million decrease in advertising expenses as a result of reduced advertising volume in fiscal year 2009 as compared to fiscal year 2008, when the magicJack® was still being initially introduced to the market.

Other Income (Expense)

Total other income (expense) was $2.2 million and ($2.3) million for the fiscal year ended December 31, 2009 and 2008, respectively, representing an increase of $4.5 million, or 193.9%. This increase in other income (expense) was due to changes in the items discussed below.

Realized Gains and Losses on Marketable Securities and Investment Advisory Fee

Realized gain on marketable securities in the fiscal year ended December 31, 2009 was $4.3 million, as compared to a realized loss on marketable securities of $1.4 million in twelve months ended December 31, 2008. We were adversely affected by the deteriorating capital markets in fiscal year 2008, and as a result, realized significant losses in our investments. During the twelve months ended December 31, 2009, our investments were closely monitored and managed by our Chief Executive Officer, Mr. Borislow, which contributed to significant realized gains. We incurred a one-time investment advisory fee of $1.1 million during fiscal year 2009, which was paid to Mr. Borislow for his investment advisory services.

Interest and Dividend Income

Interest and dividend income was $0.7 million and $0.1 million for the fiscal year ended December 31, 2009 and 2008, respectively, representing an increase of $0.6 million. This increase was primarily attributable to higher invested cash balances during fiscal year 2009.

Interest Expense

Interest expense was $1.2 million and $1.0 million for the fiscal year ended December 31, 2009 and 2008, respectively, representing an increase of $0.2 million, or 20.2%. The increase in interest expense was primarily attributable to $0.6 million interest due on the note issued in connection with our acquisition of Stratus, including amortization of discount, partially offset by a decrease in interest expense attributable to other notes payable retired or converted into common stock during the twelve months ended December 31, 2009. Refer to Note 12, “Debt,” in the Notes to YMax’s Consolidated Financial Statements included elsewhere herein for further details.

Loss on Extinguishment of Debt

We recorded a loss on extinguishment of debt of $0.6 million in fiscal year 2009 in connection with the conversion of $3.5 million principal amount of notes payable issued to the former shareholders of SJ Labs, which were converted into 3,000,000 shares of the Company’s common stock, under a January 2009 amendment to the note agreement.  SJ Labs is a wholly-owned subsidiary which we acquired in February 2007.  Refer to Note 3, “SJ Labs Acquisition” and Note 12, “Debt,” in the Notes to YMax’s Consolidated Financial Statements included elsewhere herein for further details.

Income Tax (Benefit) Expense

Total income tax (benefit) expense was $(9,000) and $0.1 million for the fiscal year ended December 31, 2009 and 2008, respectively. Refer to Note 19, “Income Taxes,” in the Notes to YMax’s Consolidated Financial Statements herein for further details on our state and federal net operating loss carryforwards.

Net Loss

As a result of the foregoing items, net loss was $22.5 million and $51.8 million for the fiscal year ended December 31, 2009 and 2008, respectively, representing a decrease in net loss of $29.3 million.

 Twelve Months Ended December 31, 2008 Compared to Twelve Months Ended December 31, 2007

Operating Revenue

Total operating revenue was $33.1 million and $0.4 million for the fiscal years ended December 31, 2008 and 2007, respectively, representing an increase of $32.7 million. This increase is due to the Company initiating sales of the magicJack® in late 2007.

In late 2008 we started selling the magicJack® through retailers, and sales of the magicJack® through retail outlets in the fiscal year ended December 31, 2008 represented approximately 25% of magicJack® units sold.

For the fiscal year ended December 31, 2008 and 2007, no customer accounted for greater than 10% of our total operating revenue.

Cost of Revenues

Total cost of revenues was $27.4 million and $3.9 million for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase of $23.5 million. This increase in cost of revenues was primarily attributable to a combined $22.4 million increase in network and carrier charges, cost of magicJack® units sold, shipping and handling and credit card processing fees as a result of the initiation of sale of the magicJack® in late 2007. This increase was also attributable to a $1.2 million increase in other costs of sale primarily related to our wholly-owned subsidiary, TigerJet, which was acquired in June 2008.

Operating Expenses

Total operating expenses was $55.1 million and $9.7 million for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase of $45.4 million. This increase in operating revenues was primarily attributable to: (i) a $32.6 million increase in advertising expenses as a result of the Company start selling the magicJack® in late 2007 and (ii) a $12.7 million increase in general and administrative expenses caused by the initiation of sales of the magicJack® in late 2007, which resulted in increases in bad debt expense, legal costs and professional fees, as well as higher personnel related costs and other general business expenses.

Other Expense

Total other expense was $2.3 million and $0.8 million for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase of $1.5 million, or 200.1%.  This increase in other expense was due to changes in the items discussed below.

Realized Loss on Marketable Securities

We realized losses on marketable securities in the fiscal year ended December 31, 2008 of $1.4 million as we were adversely affected by the deteriorating capital markets in fiscal year 2008. We did not invest in marketable securities in the fiscal year ended December 31, 2007.

Interest and Dividend Income

Interest and dividend income was $0.1 million and $36,000 for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase of $0.1 million. This increase was primarily attributable to higher invested cash balances during fiscal year 2008.

Interest Expense

Interest expense was $1.0 million and $0.8 million for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase of $0.2 million, or 22.6%.  The increase in interest expense was primarily attributable to the note payable to SJ Labs note holders being outstanding for twelve months in 2008 as compared to approximately nine months in 2007. Refer to Note 12, “Debt,” in the Notes to YMax’s Consolidated Financial Statements included elsewhere herein for further details.

Income Tax Expense

Income tax expense was $0.1 million and $0 for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase of $0.1 million. Refer to Note 19, “Income Taxes,” in the Notes to our Consolidated Financial Statements herein for further details on our state and federal net operating loss carryforwards.

Net Loss

As a result of the foregoing items, net loss was $51.9 million and $14.0 million for the fiscal year ended December 31, 2008 and 2007, respectively, representing an increase in net loss of $37.9 million.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and cash on hand. As of December 31, 2009, we had cash and cash equivalents of $13.3 million, available-for-sale marketable securities of $15.1 million and accounts receivables of $9.5 million. Our accounts payable and current portion of long-term debt, net of discount, at December 31, 2009 were $4.8 million and $4.9 million, respectively.

During the fiscal year ended December 31, 2009, we generated positive operating cash flows of $23.9 million, as compared to $1.1 million for the fiscal year ended December 31, 2008. The increase was primarily attributable to: (i) a $29.3 million decrease in net loss, based on significant growth, offset in part by smaller percentage increase in costs of sales and operating expenses, and (ii) a $25.6 million non-cash bonus in fiscal year 2009. These items were partially offset by changes in operating assets and liabilities attributable primarily to increases in deferred revenues and deferred costs.

We currently believe that available funds and cash flows generated by operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. If we decide to make future acquisitions, we may require new sources of funding, including additional debt, equity financing or some combination thereof. There can be no assurances that we will be able to secure additional sources of funding or that such additional sources of funding will be available to us on acceptable terms.

Cash Flow

Net cash provided by operating activities was $23.9 million and $1.1 million for the fiscal year ended December 31, 2009 and 2008, respectively. During the fiscal year ended December 31, 2009, the increase in net cash provided by operating activities was primarily attributable to: (i) a $20.3 million increase in deferred revenues attributable primarily by the increase in sale of renewals, (ii) a $5.4 million increase in accrued expenses and other current liabilities, (iii) a $2.3 million decrease in inventories, and (iv) a $27.5 million in non-cash expenses primarily due to an increase in accrued bonuses due to the $25.6 million bonus subsequently paid in shares of the Company’s common stock discussed in Note 17, “Accrued Bonuses,” in the Notes to YMax’s Consolidated Financial Statements included elsewhere herein, $2.9 million in depreciation and amortization expense, a $1.6 million provision for doubtful accounts related to our receivables from access charges and a $0.6 million loss on extinguishment of the SJ Labs note, offset in part by a $4.3 million realized gain on sale of available-for-sale securities. These items were partially offset by: (i) a $22.5 million net loss, (ii) a $5.9 million increase in accounts receivable driven by higher access charges revenues and an increase in sales of magicJack® to retailers, as well as accounts receivables related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009, (iii) a $2.0 million decrease in accounts payable due to timing of payments, and (iv) a $0.9 million increase in deferred costs.

During the fiscal year ended December 31, 2008, net cash provided by operating activities was primarily attributable to: (i) a $57.0 million increase in deferred revenues attributable to the increase in sale of magicJack® , sale of renewals and sale of international prepaid minutes, (ii) a $14.3 million increase in non-cash expenses primarily as a result of $6.4 million stock-based compensation, a $3.8 million provision for doubtful accounts primarily related to our receivables from access charges, $1.7 million in depreciation and amortization expense and a $1.4 million realized loss on sale of available-for-sale securities, (iii) a $1.9 million increase in accounts payable as a result of increase in overall purchases. These items were partially offset by: (i) a $51.8 million net loss, (ii) a $9.1 million increase in accounts receivables driven by higher access charges revenues and an increase in sales of magicJack® to retailers, as well as accounts receivables related to our wholly-owned subsidiary, Stratus, which was acquired in January 2009, (iii) an $8.6 million increase in deferred costs, and (iv) an $1.8 million increase in deposits and other current assets.

Net cash used in investing activities was $9.5 million and $10.3 million for the fiscal year ended December 31, 2009 and 2008. Net cash used in investing activities for the twelve months ended December 31, 2009 was primarily attributable to a $7.0 million net purchase of marketable securities, $1.7 million related to the acquisition of Stratus’ assets and $0.8 million for purchases of property and equipment.  Net cash used in investing activities for the twelve months ended December 31, 2008 was primarily attributable to a $5.2 million net purchase of marketable securities, $3.0 million related to the acquisition of TigerJet, $1.4 million for purchases of property and equipment and $0.8 million for acquisition of intangible assets.

Net cash used in financing activities was $4.0 million for the fiscal year ended December 31, 2009, as compared to net cash provided by financing activities of $11.1 million for the twelve months ended December 31, 2008. Net cash used in financing activities for the twelve months ended December 31, 2009 primarily consisted of $7.3 million related to repayment of loans to our Chief Executive Officer and retirement of notes payable to SJ Labs note holders, partially offset by $2.9 million proceeds from sale of common stock, net of issuance costs, and $0.5 million proceeds for exercise of stock options. Net cash provided by financing activities for the twelve months ended December 31, 2008 primarily consisted of: (i) $5.7 million proceeds from sale of common stock, net of issuance costs, (ii) $5.0 million proceeds from sale of redeemable common stock to an affiliate of an unrelated multinational entertainment products and services retailer, (iii) $2.8 million proceeds from a short-term loan payable to TigerJet prior to acquisition, and (iv) $0.8 million proceeds from issuance of debt.  These items were partially offset by $3.3 million primarily related to repayment of loans to our Chief Executive Officer and our former Chairman of the Board of Directors.

Debt

At December 31, 2009, our outstanding indebtedness, which was comprised of a note payable due January 2011, totaled $4.9 million. The Company retired the outstanding amount of this note in April 2010. Refer to Note 12, “Debt,” in the Notes to YMax’s Consolidated Financial Statements included herein for further details.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The impact that our aggregate contractual obligations as of December 31, 2009 are expected to have on our liquidity and cash flow in future periods is as follows (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt obligations, principal (1)	$5,000	$5,000	$-	$-	$-
Long-term debt obligations, interest	$516	$516	$-	$-	$-
Operating lease obligations	$774	$252	$420	$102	$-
Total contractual obligations	$6,290	$5,768	$420	$102	$-

(1) Represents the face amount of fixed rate note payable. Amount does not include unamortized discount of $0.1 million as of December 31, 2009.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements.

New Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities” (“ASU 2009-06”). ASU 2009-06 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by non-public and pass through entities. The adoption of this standard did not have a material impact on our results of operation, financial position and cash flows.

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 replaces Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables”, and clarifies the criteria for separating revenue between multiple deliverables. ASU 2009-13 is effective for new revenue arrangements or materially modified arrangements in periods subsequent to adoption. Adoption is required for fiscal years beginning on or after June 15, 2010, but early adoption is allowed. We adopted ASU 2009-13 as of January 1, 2009 for new commercial revenue arrangements that fall within the scope of this standard. The adoption of this standard did not have any impact on our results of operation, financial position, cash flows and disclosures.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that included both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in ASC Subtopic 985-605, “Software Revenue Recognition.” ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted on a prospective basis or by retrospective application. We adopted ASU 2009-14 as of January 1, 2009. The adoption of this standard did not have any impact on our results of operation, financial position, cash flows and disclosures.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus increase the transparency in financial reporting. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which would be our fiscal quarter beginning January 1, 2010. We do not expect the adoption of ASU 2010-06 to have a material effect on our disclosures.

In February 2010, the FASB issued ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”), which amends ASC Topic 855, “Subsequent Events.” The amendments to ASC Topic 855 do not change existing requirements to evaluate subsequent events, but: (i) defines a “SEC Filer”, which we were not; (ii) removes the definition of a “Public Entity”; (iii) for SEC Filers, reverses the requirement to disclose the date through which subsequent events have been evaluated; and (iv) for non-SEC Filers, requires them to evaluate subsequent events through the date the financial statements are available to be issued and disclose that date. ASU 2010-09 was effective for us upon issuance. This guidance did not have a material impact on our results of operations, financial position, cash flows, and disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks that are inherent in our financial statements, including changes in interest rates and foreign currency exchange rates that could adversely affect our results of operations or financial condition.

Exposure to Interest Rates

The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time maximizing the income we receive from our investments without incurring investment market volatility risk.  Our investment income is sensitive to the general level of United States interest rates.  In this regard, changes in the United States interest rates affect the interest earned on our cash and cash equivalents.  Due to the short-term nature of our cash and cash equivalent holdings, a 10% movement in market interest rates would not materially impact on the total fair market value of our portfolio as of December 31, 2009.

 Exposure to Exchange Rates

Our overseas expenses are incurred primarily in connection with the manufacturing of the magicJack® unit. The majority of our overseas expenses are influenced by exchange rate fluctuations in local currencies, including Hong Kong dollars, Taiwan dollars and Chinese yuan.  Due to the small percentage of our expenses that are influenced by exchange rate fluctuations, a 10% movement in currency exchange rates would not materially impact our results of operations.

Unaudited Selected Financial Results of YMax  for the Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

	Fiscal Quarter Ended March 31		Three Months Ended March 31, 2010 Compared to
(in thousands)	2010	2009	March 31, 2009
	(Unaudited)	(Unaudited)
Total operating revenue	$31,397	$26,552	18.2%
Total cost of revenues	15,238	14,352	6.2
Total operating expenses	19,243	20,699	(7.0)
Net loss	$(2,081)	$(10,253)	(79.7)

Operating Revenue

Total operating revenue was $31.4 million and $26.6 million for the three months ended March 31, 2010 and 2009, respectively, representing an increase of $4.8 million, or 18.2%. This increase in revenues was driven by primarily by an increase in renewal revenues as a result of early customers renewing their software licenses upon expiration of their initial or prior licenses, as well as increases in revenues recognized from the sale of magicJack® units, prepaid international minutes, and access charges. These increases in revenues were partially offset by a decrease in shipping and handling revenues due to an increasing percentage of magicJack® units being sold through retailers and distributors as opposed to sold direct to customers.

Cost of Revenues

Total cost of revenues was $15.2 million and $14.4 million for the three months ended March 31, 2010 and 2009, respectively, representing an increase of $0.8 million, or 6.2%. This increase in cost of revenues was primarily attributable to an increase in network and carrier charges resulting from a higher number of active magicJack® units and an increase in the cost of magicJack® units sold driven by the recognition of costs for a higher number of active units. These items were partially offset by a decrease in other costs of revenues primarily due to a decrease in personnel-related costs.

Operating Expenses

Total operating expenses was $19.2 million and $20.7 million for the three months ended March 31, 2010 and 2009, respectively, representing a decrease of $1.5 million, or 7.0%. This decrease in operating expenses was primarily due to decreases in general and administrative expenses and research and development expenses primarily attributable to reduced personnel-related costs, offset in part by an increase in advertising expenses.

Net Loss

Primarily as a result of the foregoing items, net loss was $2.1 million and $10.3 million for the three months ended March 31, 2010 and 2009, respectively, representing a decrease of $8.2 million, or 79.7%.

Properties

VocalTec

VocalTec’s headquarters are located in Netanya, Israel.   These facilities are used for management, administration, operations, marketing, sales, research and development, and testing.   VocalTec occupies 6,500 square feet pursuant to a 6-year lease agreement expiring in April 2016.  We will pay a total annual rental amount of approximately $80,000 pursuant to the lease terms regarding such premises.

YMax

YMax does not own any of its properties. We maintain our executive offices, warehouse and distribution center in a 15,000 square foot facility in West Palm Beach, Florida.  These premises are currently provided to us by our founder at no monthly or annual rental charge.  We pay for our utilities and related expenses.  All of our properties, including the properties utilized by our subsidiaries, are leased.  We believe that our facilities are suitable for their purposes and sufficient to support our needs through 2010, and that, as necessary, additional facilities can be secured for our anticipated general corporate needs.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the number of shares of our Common Stock beneficially owned as of July 16, 2010 upon consummation of the Merger, by each person or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act (i) who is known by us to beneficially own 5% or more of our Common Stock, (ii) each of our directors and executive officers holding office upon the consummation of the Merger and (iii) all of the directors and executive officers as a group. Except as otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws, where applicable. Shares shown in the table below include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Beneficial ownership is determined under the rules of the SEC and includes any shares which the person has the right to acquire within 60 days after July 1, 2010 through the exercise of any stock option or other right. The following table reflects a 1-for-5 reverse stock split effected immediately prior to the Merger.

	Ordinary Shares Beneficially Owned
Beneficial Owner	Number	Percent

F 5% Holders
Michael Goldstone (1)	1,000,000	8.52%
E Executive Officers and Directors
Daniel Borislow (2)	2,831,391	24.1%
Peter Russo	29,849	*
Y.W. Sing	222,653	1.90%
Yoseph Dauber (3)	7,979	*
Tsipi Kagan (4)	5,600	*
Ilan Rosen (5)	12,248	*
Richard M. Schaeffer	35,500	*
Gerald Vento	18,750	*
Officers and directors as a group (8 persons)	3,163,970	27.0%

(1)  Mr. Goldstone serves as a consultant to the Company.

(2)  Includes 130,802 shares held by the spouse of Mr. Borislow and 2,400 shares held in a trust, directed by Mr. Borislow’s spouse for the benefit of Mr. Borislow’s children.

(3)   Reflects shares issuable to Mr. Dauber upon exercise of options that are presently exercisable or exercisable within 60 days of July 1, 2010.

(4)  Reflects shares issuable to Ms. Kagan upon exercise of options that are presently exercisable or exercisable within 60 days of July 1, 2010.

(5)  Includes 11,508 shares issuable to Mr. Rosen upon exercise of options that are presently exercisable or exercisable within 60 days of July 1, 2010.

*  Represents less than 1%.

Directors and Executive Officers

The following individuals serve as the directors and executive officers of the Company as of the closing date of the Merger.  All directors of the Company hold office until his successor shall have been duly elected and qualified, subject to his earlier death, resignation or removal.  The executive officers of the Company are appointed by our board of directors and hold office until their death, resignation or removal from office.  There are no other family relationships between any of our directors or executive officers.

Our executive officers and directors and their respective ages and positions as of  July 1, 2010 are as follows:

Name	Age	Position

Daniel Borislow	48	Chief Executive Officer and Director
Peter Russo	53	Chief Financial Officer and Treasurer
Y.W. Sing	56	President, TigerJet Networks, Inc; Director
Yoseph Dauber (1)	75	External Director
Tsipi Kagan (1)	45	External Director
Ilan Rosen	53	Chairman of the Board of Directors
Richard M. Schaeffer	57	Director
Gerald Vento (1)	63	Director

(1)  Member of Audit Committee

Daniel Borislow, Chief Executive Officer and Director. Mr. Borislow was appointed our President and Chief Executive Officer upon the consummation of the Merger.   Mr. Borislow is the founder of YMax and served as an executive officer and a director since its inception in 2005.  Mr. Borislow is the inventor of the magicJack.   In 1989, Mr. Borislow founded Tel Save (later known as Talk.com), a telecommunications company and served as the Chairman and Chief Executive Officer of Talk.com until 1999.  Mr. Borislow has a Bachelor of Arts and honorary Doctorate degrees from Widener University, where he also serves on the Board of Directors.

Dr. Y. W. Sing, President, TigerJet Networks, Inc. and Director.   Dr. Y. W. Sing is the President of our TigerJet Networks, Inc. subsidiary.   Dr. Sing brings more than 30 years of semiconductor and VoIP communication industry experience to the Company.  He has served as a Director of YMax since 2008.  Prior to its acquisition by YMax in 2008, from 1998 to 2008, Dr. Sing founded and was the Chief Executive Officer of TigerJet Networks, Inc.   Prior to founding TigerJet, Dr. Sing was the founder of 8x8 Inc./ Packet 8, a video conferencing and VoIP company and served as Executive Vice President and Vice Chairman from 1987 to 1997.  Dr. Sing received a PhD and MS degree in electrical engineering from the University of California, Berkeley.

Yoseph Dauber, Director.  Mr. Dauber has served as an external director of VocalTec since August 2003.  In October 2009, Mr. Dauber was appointed for a second three-year term as an external director. Mr. Dauber has served as a director of NICE Systems Ltd. since April 2002 Mr. Dauber also serves on the board of directors of Delek Group. Mr. Dauber is currently the Chairman of Kcps Manof Fund.  Until January 2009, Mr. Dauber served as a director of Clal Insurance Holdings Company. From September 2003 until November 2008 he served as a member of the board of directors of Bank Hapoalim.  Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.

Tsipi Kagan, Director.  Ms. Kagan was appointed as an external director of VocalTec in October 2008.  Since November 2008 Ms. Kagan has served as the Chief Financial Officer of Xjet Ltd., a private company developing and manufacturing equipment for the production of solar cells. From 2003 to August 2008, Ms. Kagan served as the Chief Financial Officer of Radvision Ltd., a communications equipment developer.   From 2000 to 2003, Ms. Kagan served as the Chief Financial Officer of Phone-Or Ltd., a developer of optical microphones and sensors. From 1994 to 2000, Ms. Kagan served as a Senior Manager at Ernst & Young, Israel. Prior to joining Ernst & Young, Ms. Kagan served as a Public Accountant at Miller, Kaplan, Arase & Co., Los Angeles. Ms. Kagan holds a BA in Accounting and Economics from Tel Aviv University and a Certificate of Advanced Accounting Studies from Tel Aviv University.

Ilan Rosen, Chairman of the Board of Directors.  Mr. Rosen was appointed as Chairman of our Board of Directors in November 2005 (following and pursuant to the business combination). Mr. Rosen has served as a special advisor to HarbourVest Partners LLC since March 2003 and is a board member of Ozarot Ltd., an asset management company.   From November 1996 through January 2004, Mr. Rosen served as Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and prior thereto Teledata Communications Ltd.) and in that capacity, in addition to serving as chairman of the board of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an MBA from Tel Aviv University in 1986.

Richard M. Schaeffer, Director.  Mr. Schaeffer was elected to the Board upon the consummation of the Merger.  Mr. Schaeffer has served as a Director of YMax since 2009.  Mr. Schaeffer served as the Chairman of the New York Mercantile Exchange from 2006 to 2009.  From 1996 to 2006, Mr. Schaeffer was a Managing Director with ABN Amro Bank.

Gerald Vento, Director.  Mr. Vento was elected to the Board upon the consummation of the Merger.   Mr. Vento has served as a Director of YMax since 2008.  From 1996 to 2002, Mr. Vento served as the  Chief Executive Officer of TelCorp PCS Inc.  From 1993 to 1995, he served as the Vice Chairman and Chief Executive Officer of Sprint Spectrum/American PCS, L.P., where he oversaw the development of the first PCS network in the United States.

Peter Russo, Chief Financial Officer and Treasurer.  Mr. Russo was appointed our Chief Financial Officer and Treasurer upon the consummation of the Merger.   Mr. Russo served as the Chief Financial Officer of YMax since 2005.  Prior to joining YMax, he was a consultant and served as the Chief Financial Officer of Group Long Distance, Inc. (GLD), a publicly traded reseller of local and long distance services, from 1996-1999.   Prior to joining GLD, Mr. Russo was the Executive Vice President of State Bank of South Australia.  Mr. Russo holds a B.B.A. degree from Pace University in New York.

Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

For the year ended December 31, 2009, YMax accrued a bonus, which was paid in its common stock on March 15, 2010, to an aggregate of 107 of its employees, directors and consultants.    Daniel Borislow, our Chief Executive Officer, was issued an aggregate of 4,567,500 shares, valued at $7,993,125.  Peter Russo, our Chief Financial Officer, was issued an aggregate of 1,124,375 shares valued at $1,967,656.    The following members of the Board of Directors also received stock as payment for the bonus:  Gerald Vento received 250,000 shares valued at $437,500,  Richard Schaeffer received 140,000 shares valued at $245,000 and Y.W. Sing received 196,000 shares valued at $343,000.

Director Independence

The Board of Directors has determined that none of Messrs. Dauber, Rosen, Schaeffer and Vento, or Ms. Kagan, have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq Marketplace Rule 5605(a)(2).

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these pending legal proceedings will have a material adverse effect on our business or consolidated financial condition or profitability.  For additional information, see Note 8 to the consolidated financial statements of VocalTec as of, and for the years ended, December 31, 2009 and 2008, and Note 13 to the attached consolidated financial statements of YMax as of, and for the years ended, December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Prior to the Merger, our ordinary shares traded on The NASDAQ Capital Market under the symbol “VOCL”.  Upon consummation of the Merger, our ordinary shares now trade on the Nasdaq Global Market under the symbol “CALL.”   The following table sets forth the high and low sales prices for our common stock as reported on The NASDAQ Capital Market for the periods indicated, as adjusted to the nearest cent.   The following share prices reflect the 1-for-5 reverse stock split, as such split was affected on July 16, 2010, in connection with the Merger.

	High	Low
Fiscal Year 2010:
Second quarter	$8.15	$6.15
First quarter	$8.60	$6.55
Year Ended December 31, 2009:
Fourth quarter	$10.75	$7.80
Third quarter	$10.10	$4.00
Second quarter	$7.00	$1.65
First quarter	$2.05	$0.90
Year Ended December 31, 2008:
Fourth quarter	$1.65	$0.75
Third quarter	$2.60	$1.10
Second quarter	$3.25	$2.25
First quarter	$3.95	$1.85

Based upon information provided to us by our transfer agent and the terms of the Merger Agreement, immediately following the Merger we had 11,736,188 ordinary shares issued and outstanding.   On the last reported trading date prior to the consummation of the Merger, the last reported sale price on the Nasdaq Capital Market of our ordinary shares was $1.32 per share (or $6.60, reflecting the one-for-five reverse stock split).

Under the terms of the Merger Agreement and pursuant to a registration rights agreement by and between the Company and Mr. Borislow executed concurrently with the Merger Agreement, Mr. Borislow was granted certain registration rights with respect to the shares issued upon consummation of the Merger.

We have never declared or paid cash dividends on the ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

On July 16, 2010, the Company issued 10,562,895 Ordinary Shares to the former stockholders of YMax Corporation in connection with the Merger.  See “The Merger” on page 2 of this Report on Form 6-K.

Since January 1, 2007, VocalTec did not issue any of its ordinary shares other than (i) 21,595 ordinary shares issued pursuant to the exercise of options and (ii) 3,341 shares issued as part of the consideration paid in connection with an acquisition consummated by VocalTec in late 2009.  The foregoing share numbers reflect the 1-for-5 reverse stock split affected on July 16, 2010.

The securities described above were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and, in certain cases, in reliance on Regulation D promulgated thereunder, or, in certain other cases, in reliance on Regulation S promulgated under the Securities Act.  The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.  All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth above.

Description of Registrant’s Registered Securities

The Company had 11,736,188 Ordinary Shares issued and outstanding as of July 16, 2010 as a result of the issuance of 10,562,895 Ordinary Shares in connection with the closing of the Merger, giving effect to the 1-for-5 reverse stock split effected by the Company immediately prior to the consummation of the Merger.  On a split-adjusted basis, our authorized capitalization consists of 30,000,000 Ordinary Shares, par value NIS 0.65.   The following summary description of the Ordinary Shares describes the material terms of our capital stock.

VocalTec is a public company organized in the State of Israel under the Companies Law.   We are registered with the Registrar of Companies of the State of Israel.

Our Articles of Association authorize one class of shares, which are our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. Our board may declare interim dividends and a final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. The Companies Law and our Articles of Association provide that our board may declare and pay dividends (subject to certain limitations) without any further action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend. Subject to the creation of any special rights regarding the distribution of dividends, any dividends we declare will be distributed to shareholders in proportion to their holdings.

If we liquidate, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings.

Holders of ordinary shares have one vote for each paid-up ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our Articles of Association provide that directors are elected by a majority of the voting power represented at the general meeting of our shareholders and voting on the election. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our board of directors (other than the external directors) is divided into three classes, the members of each of which are elected until the annual general meeting of our shareholders held in the third year after their appointment.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum, which has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  “Office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person's title.  A shareholder that holds more than 50% of the voting rights in a public company is deemed to be a controlling shareholder. A shareholder that holds more than 25% of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 25% of the voting rights at such time. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order, provided that either (i) the shareholder approval includes the approval of the holders of at least one third of the shares of shareholders having no personal interest in the transaction who vote at the meeting (abstained votes are disregarded), or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with the voting at a shareholders' meeting on:

•	Any amendment to the Articles of Association;

•	An increase in the company's authorized capital;

•	A merger; or

•	Approval of certain transactions with control persons and other related parties, which require shareholder approval

A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the Articles of Associations, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty (except by providing that the remedies generally available upon a breach of contract will be available also in the event of a breach of the duty to act with fairness) and such substance has not yet been adjudicated by Israeli courts.

Modifications of Share Rights

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Articles of Association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the voting power represented at the meeting and voting on the issue approve the change.   Our Articles of Association differ from the Companies Law in this respect as under the law, changes in the rights of shareholders require the consent of more than 50% of the voting power of the affected class represented at the meeting and voting on the change.

Shareholder Meetings and Resolutions

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as the board may determine. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or (b) one or more shareholders holding, in the aggregate, (i) at least five percent of the outstanding shares of the company and at least one percent of the voting power in the company or (ii) at least five percent of the voting power in the company.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent in the aggregate at least 33.3% of our issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting determines.   At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Notwithstanding the foregoing, our Articles of Association provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting.

Our Articles of Association enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days and not less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

Limitation on Ownership of Securities

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our Articles of Association or by the laws of the State of Israel, except for shareholders who are subjects of countries that are enemies of the State of Israel.

Mergers and Acquisitions; Tender Offers; Anti-Takeover Provision

The Companies Law includes provisions allowing corporate mergers. These  provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company's shares, present and voting on the proposed merger at a shareholders' meeting, called on at least 35 days' prior notice. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party, are excluded from the vote. If the merger would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have elapsed from the date that a notice of the merger was filed with the Israel Registrar of Companies and at least 30 days have elapsed from the date that shareholder approval of both merging companies was obtained. Notwithstanding the foregoing, a merger is not subject to shareholders’ approval if (i) the target company is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company is issuing to the shareholders of the target company up to 20% of its share capital and no person will become, as a result of the merger, a control person, subject to certain limitation relating to the counting of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

The Companies Law also provides that, except in certain circumstances set forth in the Companies Law, the acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company's shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders (if more shares are tendered than proposed by the purchaser to be purchased, the purchaser will purchase from all tendering shareholders the amount of shares proposed to be purchased, on a pro rata basis). The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares, the holders of which objected to the offer.

In addition, the Companies Law provides that if, following any acquisition of shares of a public company, the purchaser would hold 90% or more of the shares of the company, such acquisition must be made by means of a full tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a full tender offer and acquire such amount of shares that will cause him to hold more than 95% of the outstanding shares of the target company. If less than 5% of the outstanding shares are not tendered, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the full tender offer, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the outstanding shares of the target company.

Our Articles of Association contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and a staggered board. Under the advance notice requirements, shareholders seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting.

Indemnification of Directors and Officers

Consistent with the provisions of the Companies Law, our Articles of Association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law.   Under the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, with respect to directors, by our shareholders.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (other than with respect to a breach of duty of care with respect to the distribution of a dividend or redemption of the company's securities). Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach by the office holder of his duty of care, if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences, other than a breach committed solely by negligence

•	any act or omission done with the intent to derive an illegal persona benefit; or

•	any fine levied against the office holder as a result of a criminal offense.

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;

•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder against:

•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder;

•
reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in which he was convicted of an offence that does not require proof of criminal intent; or

•
reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

Under the Companies Law, our Articles of Association may also include a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to such events which the board of directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances. Such undertaking shall set forth such events which the board of directors shall deem to be likely to occur in light of the operations of the

Company at the time that the undertaking to indemnify is made, and the amounts and/or criteria which the board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and a provision authorizing us to retroactively indemnify an office holder.

The foregoing description includes only a summary of certain provisions of our Articles of Association and is qualified in its entirety by reference to the full text of such document which was previously filed with the SEC on June 20, 2007 as Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2006, as amended on November 4, 2009, which amendment was filed as Exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2009,which Articles of Association, as so amended, are incorporated herein by reference.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in accounting principles or disagreements with our auditors regarding applications of any accounting principles during the fiscal years ended December 31, 2009 and 2008.

Selected Financial Data and Unaudited Pro Forma Financial Results

Selected Historical Financial Data - YMax

The following selected financial data of YMax Corporation as of and for each of the five fiscal years in the period ended December 31, 2009 have been derived from YMax’s audited historical financial statements.  The data below is only a summary and should be read in conjunction with YMax’s fiscal year 2009, 2008 and 2007 audited financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, as set forth in this Report on Form 6-K.

	Fiscal Year Ended
	December 31, 2005 (1)	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
	(in thousands, except earnings per share)
Statement of Operations:
Operating revenues	$-	$-	$375	$33,089	$117,812
Cost of revenues	-	-	3,880	27,434	63,109
Gross (loss) profit	-	-	(3,505)	5,655	54,703
Operating expenses	495	4,165	9,682	55,132	79,398
Operating loss	(495)	(4,165)	(13,187)	(49,477)	(24,695)
Interest expense	-	-	(801)	(982)	(1,180)
Other income (expense), net (2)	-	6	36	(1,314)	3,898
Loss on extinguishment of debt	-	-	-	-	(563)
Loss before provision (benefit) for income taxes	(495)	(4,159)	(13,952)	(51,773)	(22,540)
Provision (benefit) for income taxes	-	-	-	63	(9)
Net loss	$(495)	$(4,159)	$(13,952)	$(51,836)	$(22,531)

Loss per share of common stock - Basic and Diluted	$(0.01)	$(0.08)	$(0.23)	$(0.69)	$(0.26)
Weighted average common shares outstanding - Basic and Diluted	50,000	50,973	60,391	74,986	87,999

Unaudited pro forma loss per share of common stock - Basic and Diluted	$(0.10)	$(0.82)	$(2.31)	$(6.94)	$(2.63)
Unaudited pro forma weighted average common shares outstanding - Basic and Diluted (5)	5,000	5,097	6,039	7,499	8,800

Balance Sheet Data:
Total assets	$236	$6,503	$15,227	$47,407	$77,009
Property and equipment, net	$28	$2,072	$2,133	$2,532	$2,034
Goodwill and other identified intangibles, net	$17	$98	$6,445	$15,466	$20,598
Total debt, net of discount (3)	$724	$8,446	$12,705	$10,695	$4,915
Redeemable comon stock (4)	$-	$-	$-	$5,193	$5,764
Total capital deficit	$(494)	$(2,794)	$(679)	$(33,924)	$(49,047)

Other Data:
Depreciation of property and equipment	$-	$-	$490	$1,010	$1,457
Amortization of intangible assets	$-	$-	$514	$699	$1,405

(1)	The information for the fiscal year ended December 31, 2005 includes the activity from inception (January 25, 2005) to December 31, 2005.

(2)
Other (expense) income, net primarily includes realized gains (losses) on marketable securities, interest and dividend income and investment advisory fees. Other income for fiscal years 2006 and 2007 represents dividend and interest income. Other expense in fiscal year 2008 was primarily related to $1.4 million in realized losses on marketable securities, partially offset by interest and dividend income of $0.1 million. Other income in fiscal year 2009 was primarily related to $4.3 million in realized gains on marketable securities and dividend and interest income of $0.7 million, partially offset by a $1.1 million investment advisory fee.

(3)	Includes current maturities of long-term debt. Refer to Note 12, “Debt,” in the Notes to YMax’s Consolidated Financial Statements included elsewhere herein for further details.

(4)
In August 2008, we entered into a stock purchase agreement with an unaffiliated multinational entertainment products and services retailer, whereby this retailer purchased 3,333,333 shares of our common stock for $5.0 million. The amounts as of December 31, 2008 and 2009 represent the estimated redemption value of the common stock held by the aforementioned retailer, which included the original investment plus 11% accreted dividend per annum. Refer to Note 14, “Redeemable Common Stock,” in the Notes to YMax’s Consolidated Financial Statements herein for further details.

(5)	Represents the YMax weighted average common shares outstanding – basic and diluted after giving effect to the 1-for-10 conversion to VocalTec ordinary shares as a result of the merger.

Selected Historical Financial Data - VocalTec

In November 2005, VocalTec acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd., a privately-held company organized in Israel (“Tdsoft”), and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec (the “business combination”). The business combination was accounted under U.S. GAAP as a reverse acquisition and therefore we are presenting in this report the consolidated financial statements of Tdsoft for the eleven months ended November 30, 2005, the consolidated financial statements of the combined company for the month of December 2005, and for the years ended December 31, 2006, 2007, 2008 and 2009.

The data below is only a summary and should be read in conjunction with VocalTec’s financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations as contained in VocalTec’s reports filed with the SEC, including VocalTec’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on May 12, 2010.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except per share data)

Sales
Products	$3,668	4,738	3,006	3,980	4,218
Services	925	2,542	2,748	2,134	2,189
	$4,593	7,280	5,754	6,114	6,407
Cost of Sales
Products	$1,450	2,171	2,027	2,027	1,768
Services	315	563	523	580	569
	1,765	2,734	2,550	2,607	2,337

Inventory write off	639	-	459	-	-
Amortization of intangibles assets	172	392	385	328	-
	$2,576	3,126	3,394	2,935	2,337

Gross profit	$2,107	4,154	2,360	3,179	4,070

Operating expenses:
Research and development, net	$4,363	4,619	4,567	4,154	2,056
Selling and marketing	2,763	4,147	4,736	3,554	3,044
General and administrative	1,748	2,474	1,992	2,704	2,147
Income from sale of patents, net	$-	-	-	(14,913)	-
Impairment of goodwill and intangible assets	-	-	5,437	3,993	-

Total net operating expenses (income)	$8,874	11,240	16,732	(508)	7,247

Operating income (loss)	$(6,857)	(7,086)	(14,372)	3,687	(3,177)

Other income, net	$24	42	-	-	-
Financial income, net	184	32	230	90	132

Income (loss) before taxes on income	$(6,649)	(7,012)	(14,142)	3,777	(3,045)
Tax benefit (taxes on income)	19	-	(37)	(69)	(590)

Net income (loss)	$(6,630)	(7,012)	(14,179)	3,708	(2,455)

Accretion of redeemable convertible Preferred shares	(348)	-	-	-	-
Induced conversion of convertible Preferred shares	(17,406)	-	-	-	-

Cumulative dividend on convertible Preferred shares	(2,585)	-	-	-	-

Dividend in respect of reduction in exercise price of certain warrants	-	(37)	-	-	-
Net income (loss) attributable to common shareholders	(26,969)	(7,049)	(14,179)	3,708	(2,455)

Basic and diluted net income (loss) per Ordinary share	(34.05)	(1.3)	(1.92)	0.50	(0.41)

Weighted average number of Ordinary shares used in computing net loss per share-basic and diluted	792	5,436	7,376	7,376	6,001

	Balance Sheet Data

	December 31,
	2005	2006	2007	2008	2009
	(In thousands of US Dollars, except share data)

Cash and cash equivalents and short term deposits	$5,138	$8,954	$4,496	$14,990	$10,559
Working capital	$925	$8,196	$657	$10,120	$7,848
Total assets	$22,442	$24,587	$14,328	$18,160	$13,858
Total liabilities	$9,579	$6,049	$8,621	$7,518	$5,354
Capital stock	$132	$213	$213	$213	$216
Accumulated deficit	$(66,854)	$(73,903)	$(88,116)	$(84,408)	$(86,863)
Total shareholders’ equity	$12,863	$18,538	$5,707	$10,642	$8,504
Number of Ordinary shares outstanding	4,661,627	7,376,364	7,376,364	7,376,364	5,810,898

Unaudited Pro Forma Condensed Combined Financial Information of VocalTec and YMax

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2009 combine the historical consolidated statements of operations of VocalTec and YMax, giving effect to the Merger as if it had occurred on January 1, 2009.  The unaudited pro forma condensed combined balance sheet as of December 31, 2009 combines the historical consolidated balance sheets of VocalTec and YMax, giving effect to the Merger as if it had occurred on December 31, 2009.  For a complete description of the terms of the Merger, see page 2 of this Report on Form 6-K.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger,  (2) with respect to the statements of operations, expected to have a continuing impact on the combined results and (3) factually supportable. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements.  In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the:

•
separate historical financial statements of VocalTec as of and for the year ended December 31, 2009 and the related notes included in VocalTec's Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference into this Report on Form 6-K;

•	separate historical financial statements of YMax as of and for the year ended December 31, 2009 and the related notes, which are attached as an exhibit to this Report on Form 6-K;

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between VocalTec and YMax during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under GAAP, with YMax as the acquiring and continuing company as YMax shareholders will own approximately 90% of the combined entity. The operations of VocalTec will be included in the future financial statements from the date of the Merger.

The acquisition accounting is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the merger.  Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are necessarily based upon preliminary information available at the time of the preparation of this Report on Form 6-K.  Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position.  The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that the combined company may achieve as a result of the merger or the costs to integrate the operations of VocalTec and YMax or the costs necessary to achieve these cost savings and other synergies.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2009
(in thousands, except per share data)

	VocalTec	YMax	Pro Forma Adjustments		Pro Forma Combined

Revenues	$6,407	$117,812	$-		$124,219
Cost of revenues	2,337	63,109	434	(1)	65,880
Gross profit (loss)	4,070	54,703	(434)		58,339

Operating expenses:
Advertising	3,020	32,104	-		35,124
General and administrative	2,147	41,811	-		43,958
Research and development	2,080	5,483	-		7,563
Total operating expenses	7,247	79,398	-		86,645
Operating loss	(3,177)	(24,695)	(434)		(28,306)

Other income (expense):
Realized gains (losses) on marketable securities	-	4,298	-		4,298
Interest and dividend income	132	708	-		840
Interest expense	-	(1,180)	-		(1,180)
Loss on extinguishment of SJ Labs Note	-	(563)	-		(563)
Investment advisory fee	-	(1,115)	-		(1,115)
Other income (expense), net	-	7	-		7
Total other income (expense)	132	2,155	-		2,287
Net loss before income taxes benefit	(3,045)	(22,540)	(434)		(26,019)
Income tax benefit	(590)	(9)	-		(599)
Net loss	$(2,455)	$(22,531)	$(434)		$(25,420)

Loss per share of common stock - Basic and Diluted	$(0.41)	$(0.26)			$(2.54)
Weighted average common shares outstanding - Basic and Diluted	6,001	87,999	(84,000	)(2)	10,000

(1) Amortization of acquired patents and technology over a 25 year period.
(2) Represents the adjustment of VocalTec historical weighted average common shares for effect of 1-for-5 reverse split, and of YMax historical weighted average shares for effect of 1-for-10 conversion to VocalTec post reverse split shares as a result of the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2009
(in thousands, except per share data)

			Pro Forma		Pro Forma
	VocalTec	YMax	Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$10,582	$13,335	$-		$23,917
Marketable securities, at fair value	-	15,066	-		15,066
Accounts receivable, net	199	9,525	-		9,724
Inventories	825	3,619	-		4,444
Deferred costs	-	9,835	-		9,835
Deposits and other current assets	462	2,160	-		2,622
Total current assets	12,068	53,540	-		65,608

Property and equipment, net	487	2,034	-		2,521
Intangible assets, net	480	3,380	10,855	(1)	14,715
Goodwill	-	17,218	-		17,218
Deposits and other non-current assets	823	837	-		1,660
Total assets	$13,858	$77,009	$10,855		$101,722

LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$851	$4,820	$-		$5,671
Accrued expenses and other current liabilities	2,053	6,672	-		8,725
Accrued bonuses	-	25,647	-		25,647
Deferred revenue, current portion	1,313	55,361	-		56,674
Current portion of long-term debt	-	4,915	-		4,915
Total current liabilities	4,217	97,415	-		101,632

Deferred revenue, net of current portion	-	22,877			22,877
Other non-current liabilities	1,137	-	-		1,137
Total liabilities	5,354	120,292	-		125,646

Redeemable common stock	-	5,764	(5,764	)(2)	-

Capital Accounts (see schedule below)	8,504	(49,047)	16,619	(3)	(23,924)

Total liabilities and capital deficit	$13,858	$77,009	$10,855		$101,722

(1) To reflect the allocation of the total consideration for the merger of $19,359 to the estimated fair values of the VocalTec assets and liabilities resulting in an excess of $10,855, which represents the estimated fair value of the acquired patents and technology of VocalTec. The total consideration of $19,359 includes the 1,173,293 post reverse split shares held by the existing VocalTec shareholders after the merger at the estimated fair value of the VocalTec stock of $16.50 on July 16, 2010, after giving effect to the 1-for-5 reverse split to the closing market price of $3.30 per share.
(2) To reflect the reclassification of YMax redeemable common stock as a result of the expiration of redemption rights of such redeemable shares as a result of the merger.
(3) Refer to the table below for detail on adjustments to capital accounts.

Unaudited Pro Forma Combined Capital Accounts
As of December 31, 2009
(in thousands, except per share data)
				Post Merger
	Pre-merger	Adjustments		Adjusted
VOCALTEC COMMUNICATIONS, LTD
Share capital:
Ordinary shares of NIS 0.13 (US $0.03) par value: Authorized - 150,000,000 shares; Issued - 5,866,472 shares; Outstanding pre-merger after the
1-for-5 reverse split - 1,173,293; Outstanding post merger 11,736,188	$34	$308	(1)	$342
Additional paid-in capital	95,333	(95,333	)(3)	-
Accumulated deficit	(86,863)	86,863	(3)	-
Total VocalTec	$8,504

YMAX CORPORATION
Common stock, $0.001 par value; 500,000,000 shares authorized;
shares issued and outstanding 102,295,612 pre-merger;
0 issued and outstanding post merger	87	3	(4)	-
		(90	)(5)
Additional paid-in capital	43,808	(308	)(1)	68,676
		8,470	(3)
		10,855	(2)
		5,761	(4)
		90	(5)
Accumulated other comprehensive income	30			30
Deficit	(92,972)	-		(92,972)
Total YMax	(49,047)

Total shareholders' equity	$(40,543)	$16,619		$(23,924)

Adjustments
(1) To record the issuance of 10,562,895 ordinary shares to YMax shareholders.
(2) To allocate consideration in excess of the net assets of VocalTec to patents and intangible assets.
(3) To eliminate the additional paid-in capital and deficit of VocalTec.
(4) To eliminate the redeemable common stock of YMax.
(5) To cancel the outstanding common stock of YMax.

Shares Outstandng as of July 16, 2010	Pre-Merger	Post Merger Outstanding Shares
	Outstanding	VOCALTEC	YMAX
	Shares	Shareholders (1)	Shareholders	Total
VOCALTEC COMMUNICATIONS, LTD
Share capital:
Ordinary shares of NIS 0.13 (US $0.03) par value: Authorized 150,000,000 shares; Issued and outstanding pre-merger - 5,866,472 shares; Outstanding post merger - 11,736,188	5,866,472	1,173,293	10,562,895	11,736,188

Adjustments
(1) Reflect 1-for-5 reverse split.

Financial Statements and Exhibits

(a)  The following consolidated financial statements, related notes, report of independent registered public accounting firm and supplementary data are incorporated by reference into this Report on Form 6-K or are filed herewith:

VocalTec

•	Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements*

•	Consolidated Statements of Operations - Years Ended December 31, 2009, 2008 and 2007*

•	Consolidated Balance Sheets - December 31, 2009 and 2008*

•	Statements of Changes in Shareholders’ Equity - Years Ended December 31, 2009, 2008 and 2007*

•	Consolidated Statements of Cash Flows - Years Ended December 31, 2009, 2008 and 2007*

•	Notes to Consolidated Financial Statements*

YMax

•	Report of Independent Registered Certified Public Accounting Firm on the Consolidated Financial Statements^

•	Consolidated Statements of Operations - Years Ended December 31, 2009, 2008 and 2007^

•	Consolidated Balance Sheets - December 31, 2009 and 2008^

•	Statements of Capital Deficit - Years Ended December 31, 2009, 2008 and 2007^

•	Consolidated Statements of Cash Flows - Years Ended December 31, 2009, 2008 and 2007^

•	Notes to Consolidated Financial Statements^

*   Incorporated herein by reference from VocalTec’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on May 12, 2010.

^    Filed herewith.

(b)   Exhibits.

10.1	Agreement and Plan of Merger, dated July 16 , 2010, by and among VocalTec Communications, Ltd., VocalTec Merger Sub Inc. and YMax Corporation*
10.2	Registration Rights Agreement, dated July 16, 2010, by and between the Company and Daniel Borislow
99.1	Consolidated Financial Statements of YMax Corporation and subsidiaries as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009
99.2	Press release, dated July 16, 2010

* Pursuant to Item 601(b)(2) of Regulation S-K, certain of the exhibits and schedules may have been omitted. Such exhibits and schedules will be provided to the Securities and Exchange Commission upon request.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 19, 2010

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow

Name: Daniel Borislow
Title: President and Chief Executive Officer